Exhibit 99.3

Management’s Discussion and Analysis
For the year ended December 31, 2013
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
3	FINANCIAL AND OPERATING HIGHLIGHTS
4	Operating highlights
5	Development and exploration highlights
5	Financial highlights
6	Corporate developments
7	2014 OUTLOOK
9	BUSINESS OVERVIEW AND STRATEGY
9	New Gold’s business
10	New Gold’s strategy
12	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
12	Key performance drivers
13	Economic outlook
15	CORPORATE SOCIAL RESPONSIBILITY
16	FINANCIAL AND OPERATING RESULTS
16	Summary of annual financial and operating results
20	Summary of quarterly financial and operating results
26	Review of operating mines
37	DEVELOPMENT AND EXPLORATION REVIEW
40	MINERAL RESERVES AND RESOURCES UPDATE
42	FINANCIAL CONDITION REVIEW
42	Balance sheet review
44	Liquidity and cash flow
44	Commitments
44	Contingencies
45	Contractual obligations
45	Related party transactions
45	Off-balance sheet arrangements
45	Outstanding shares
45	NON-GAAP FINANCIAL PERFORMANCE MEASURES
50	ENTERPRISE RISK MANAGEMENT
50	General risks
50	Financial risk management
54	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
57	CONTROLS AND PROCEDURES
58	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the year ended December 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 27, 2014. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. With a strong liquidity position, simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy. For the full year 2013, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), combined to produce 397,688 ounces of gold, 85.4 million pounds of copper and 1,605,272 ounces of silver. The fourth quarter of 2013 represented New Gold’s strongest production quarter with 106,520 ounces of gold, 24.0 million pounds of copper and 383,493 ounces of silver produced.

New Gold’s production costs remain very competitive when compared to the broader gold mining space. In 2013, New Gold achieved all-in sustaining costs(1) of $899 per gold ounce compared to $827 per ounce in the prior year.  In the fourth quarter of 2013, New Gold achieved all-in sustaining costs(1) of $883 per ounce compared to $823 per ounce in the same prior year period. New Gold has demonstrated a steady and meaningful decrease in all-in sustaining costs(1) during 2013, from $1,004 per ounce in the first quarter to $883 per ounce in the fourth quarter. The Company continues to further establish itself as one of the lowest cost producers in the industry. New Gold has been able to maintain its costs at a level it believes is well below the industry average as the Company also produces silver and copper as by-product metals which have historically moved in-line with, and acted as an offset to, some of the input cost pressures faced by the mining industry.

As part of its pursuit of value-enhancing growth opportunities, on June 18, 2013, New Gold commenced a friendly take-over bid to acquire all of the shares of Rainy River Resources Ltd. (“Rainy River”). Rainy River’s principle asset is the 100%-owned Rainy River project located in northwestern Ontario with a current gold Reserve of 3.8 million ounces. By the conclusion of the bid on August 8, 2013, New Gold had acquired approximately 97.2% of the outstanding shares of Rainy River. On October 15, 2013, New Gold completed its compulsory acquisition of the approximately 2.8% remaining shares of Rainy River which were not tendered to the bid and New Gold became the owner of 100% of Rainy River.

In October 2013, the Company announced that New Afton had successfully achieved the targeted mill throughput increase to 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day, three months ahead of schedule. Since achieving this targeted increase, the New Afton mill throughput has further increased to a new record quarterly average of 12,460 tonnes per day in the fourth quarter. The combination of the increased throughput and higher grades and recoveries, resulted in increased production of both gold and copper as the year progressed. In parallel with reaching the interim target of a 12,000 tonne per day throughput rate, the New Afton team has also been examining opportunities to further increase the value of the operation by driving towards an even higher mill throughput level.

In December 2013, the Company announced the Feasibility Study results for the Blackwater project located in British Columbia, Canada. Over the first nine years of its mine life, it is expected that Blackwater will produce an annual average of 485,000 ounces of gold and 1.8 million ounces of silver at costs well below the current industry average. The Company will continue to move Blackwater through the permitting phase in 2014 as the Company believes that having a fully permitted project in its pipeline will be an important and valuable asset. Due to the current commodity environment, the Company wants to maximize its flexibility in respect of any future development decisions. At this time, the Company plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project.

Subsequent to year end, the Company announced its Feasibility Study results for the Rainy River project. The Feasibility Study updated  a prior Feasibility Study done by Rainy River in May 2013 to ensure that the key inputs and assumptions used for the Rainy River project were consistent with those used for New Gold’s other projects and operations. Over the first nine years of its mine life, it is expected the Rainy River project will produce an annual average of 325,000 ounces of gold at total cash costs(1) well below the current industry average.

At year end, New Gold determined that there were triggers to review impairment at Cerro San Pedro. In addition, as a result of recently published Rainy River and Blackwater projects Feasibility Studies, and as is standard practice in the industry, the Company tested the projects for impairment.  Following completion of this impairment testing, the Company recorded an after-tax impairment expense of $206.3 million, primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the Company’s three-way merger in 2008. The impairment resulted from a combinations of items impacting Cerro San Pedro, including a reduction in the mine’s Resource, a change in the Mexican tax regime and a reduction in projected gold production in future years.

New Gold continues to build on its successful portfolio which now consists of four operating mines and three development projects, all located in jurisdictions that are considered favourable to mining activities.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS
Three months ended December 31			Year Ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012	2011
Operating information:
Gold (ounces):
Produced (1)	106,520	112,883	397,688	411,892	387,155
Sold (1)	104,523	109,766	391,823	395,535	391,890
Silver (ounces):
Produced (1)	383,493	476,298	1,605,272	2,157,762	1,989,333
Sold (1)	378,852	489,264	1,572,265	2,081,964	2,007,801
Copper (thousands of pounds):
Produced (1)	24,032	20,920	85,398	42,820	12,715
Sold (1)	23,768	19,758	82,615	35,613	15,316
Average realized price (2):
Gold ($/ounce)	1,233	1,578	1,337	1,551	1,460
Silver ($/ounce)	20.10	32.36	23.16	30.87	35.15
Copper ($/pound)	3.24	3.52	3.24	3.56	3.78
Total cash costs per gold ounce sold (2)(3)	316	254	377	421	446
All-in sustaining costs per gold ounce sold (2)(3)	883	823	899	827	762
Total cash costs per gold ounce sold on a co-product basis (2)(3)	658	680	712	679	628
All-in sustaining costs per gold ounce sold on a co-product basis (2)(3)	1,000	1,061	1,042	988	885
Measured and Indicated Resources (4) as at December 31
Gold (thousands of ounces)	27,505	21,403	27,505	21,403	18,797
Silver (thousands of ounces)	124,499	131,847	124,499	131,847	115,268
Copper (millions of pounds)	4,353	4,061	4,353	4,061	3,946

Financial Information:
Revenues	198.4	250.9	779.7	791.3	695.9
Earnings from mine operations	24.0	99.2	166.8	330.6	315.2
Net earnings (loss)	(254.7)	123.9	(191.2)	199.0	179.0
Adjusted net earnings(2)	16.7	49.7	61.3	183.5	187.8
Net cash generated from operations	99.7	106.2	171.9	235.8	229.5
Adjusted net cash generated from operations(2)	93.2	106.2	248.9	235.8	229.5
Capital expenditures	82.5	118.0	283.6	516.0	413.6
Total assets	4,199.0	4,283.7	4,199.0	4,283.7	3,368.7
Cash and cash equivalents	414.4	687.8	414.4	687.8	309.4
Long-term debt	862.5	847.8	862.5	847.8	251.7

Share Data:
Earnings (loss) per share:
Basic	(0.51)	0.26	(0.39)	0.43	0.42
Diluted	(0.51)	0.26	(0.39)	0.42	0.40
Adjusted net earnings per basic share (2)	0.04	0.11	0.13	0.40	0.44
Share price as at December 31 (TSX – Canadian dollars)	5.56	11.01	5.56	11.01	10.28
Weighted average outstanding shares (basic) (millions)	503	468	488	463	430

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the fourth quarter of 2013 would be $8.67 per ounce of silver (2012 - $11.82) and $1.88 per pound of copper (2012 - $1.62). For the year ended December 31, 2013, co-product cash costs would be $10.24 per ounce of silver (2012 - $12.43); and $1.86 per pound of copper (2012 - $1.72). The 2012 comparative figures for silver have been adjusted to include silver at Peak Mines and New Afton. Co-product all-in sustaining costs for the fourth quarter of 2013 would be $13.22 per ounce of silver (2012 - $18.68) and $2.78 per pound of copper (2012 - $2.47). For the year ended December 31, 2013, co-product all-in sustaining costs would be $15.09 per ounce of silver (2012 - $18.16); and $2.66 per pound of copper (2012 - $2.43).

4.
Calculated in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold Finishes 2013 with Lowest Costs in its History, Increases Gold Reserves by 127 Percent per Share and Provides 2014 Guidance with Even Lower Costs”, dated February 6, 2014 and filed on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, Qualified Person under National Instrument 43-101 and an officer of the Company.

OPERATING HIGHLIGHTS

•     Gold production for the year ended December 31, 2013 was 397,688 ounces, compared to 411,892 ounces in the prior year. Production increases from New Afton and Peak Mines were offset by lower production at Cerro San Pedro and Mesquite. New Afton’s production increased by 137% compared to the prior year and the mine exceeded its targeted increase of a mill throughput of 12,000 tonnes per day relative to the design capacity of 11,000 tonnes per day during the year. Production at Cerro San Pedro, however, was impacted by mining of lower grade ore due to a pit wall movement impacting sequencing, and lower than planned recoveries. Additionally, Mesquite was impacted by block model reconciliation resulting in less ore tonnes and lower grade ore mined. The fourth quarter had the highest production of any quarter in 2013 with gold production of 106,520 ounces. This compares to 112,883 ounces in the same prior year period.

•     Gold sales were 391,823 ounces for the year ended December 31, 2013 compared to 395,535 ounces in the prior year. The decrease in gold sales is a result of the above-noted gold production impacts, as well as relative inventory movements. Gold sales in the fourth quarter of 2013 were 104,523 ounces, compared to 109,766 ounces in the same prior year period.

•     Copper production for the year ended December 31, 2013 was 85.4 million pounds, compared to 42.8 million pounds in the prior year. This increase was due to the addition of production from New Afton for a full year when compared to the prior year where New Afton reached commercial production on July 31, 2012. New Afton achieved a 153% increase in copper production compared to the prior year. Copper production for the fourth quarter of 2013 was 24.0 million pounds, an increase of 15% compared to 20.9 million pounds in the same prior year period. The increase was attributable to a combination of New Afton successfully achieving its higher mill throughput rates ahead of schedule and grades exceeding Reserve grade as well as continued strong performance at Peak Mines.

•     Copper sales were 82.6 million pounds for the year ended December 31, 2013 compared to 35.6 million pounds in the prior year. This increase is a result of increased copper production from New Afton for the full year compared to the prior year where New Afton reached commercial production on July 31, 2012. Copper sales were 23.8 million pounds for the fourth quarter of 2013, compared to 19.8 million pounds in the same prior year period.

•     Total cash costs per gold ounce sold, net of by-product sales, were $377 per ounce for the year ended December 31, 2013, compared to $421 per ounce in the prior year. The reduction of $44 per ounce relative to the prior year was primarily driven by increased contribution from the low cost New Afton, offset by lower copper and silver average realized prices. Total cash costs per gold ounce sold for the fourth quarter of 2013, net of by-product sales, were $316 per ounce compared to $254 per ounce in the same prior year period.

•     All-in sustaining costs per gold ounce sold were $899 per ounce for the year ended December 31, 2013, compared to $827 per ounce in the prior year. While the cash cost component of all-in sustaining cost decreased as noted above, a full year of New Afton sustaining capital expenditure, in addition to moderately lower ounces sold, caused all-in sustaining cash costs to be higher in 2013.  All-in sustaining costs per gold ounce sold for the fourth quarter of 2013 were $883 per ounce compared to $823 per ounce in the same prior year period.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•     New Afton successfully achieved its targeted mill throughput increase of 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day, three months ahead of schedule, which resulted in increased production of both gold and copper. In the fourth quarter of 2013, New Afton achieved a new record quarterly average throughput rate of 12,460 tonnes per day. Also, early in 2014 New Afton successfully completed its evaluation of the economic benefits of a further expansion of the operations towards 14,000 tonnes per day through a mill expansion.

•     Exploration in the C-zone at New Afton resulted in increased contained gold and copper Resources compared to 2012. The 2013 year end C-zone Measured and Indicated Resources of 693,000 ounces of contained gold and 516 million pounds of contained copper each increased by 10 times when compared to the end of 2012.

•     Completion of Blackwater Feasibility Study, which highlights life-of-mine gold and silver production of 7.0 million ounces and 30.0 million ounces, respectively. In the first nine years, 485,000 ounces of annual gold production are expected at total cash costs of $555 per ounce and all-in sustaining costs of $685 per ounce.

•     Completion of Rainy River Feasibility Study subsequent to year end, which highlights life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces, respectively. In the first nine years, 325,000 ounces of annual gold production are expected at total cash costs of $613 per ounce and all-in sustaining costs of $736 per ounce.

FINANCIAL HIGHLIGHTS

•   Revenues were $779.7 million for the year ended December 31, 2013, compared to $791.3 million in the prior year. The benefit from increased copper sales in the year was offset by a moderate decrease in gold and silver sales and a significant decrease in the average realized prices of all metals. The average realized price for 2013 was $1,337 per ounce of gold, $23.16 per ounce of silver and $3.24 per pound of copper, compared to $1,551 per ounce of gold, $30.87 per ounce of silver and $3.56 per pound of copper in 2012.  Revenues were $198.4 million for the fourth quarter of 2013, compared to $250.9 million in the same prior year period.

•   Earnings from mine operations were $166.8 million in the year ended December 31, 2013 compared to $330.6 million in the prior year.  The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices. While the addition of New Afton as an operating mine for a full year contributed meaningfully to earnings from mine operations, this was offset by lower earnings from Cerro San Pedro and Mesquite, reflecting lower commodity prices and mining of lower grade ore at leach pad operations, as well as lower average recoveries. Earnings from mine operations also include redundancy charges of $2.4 million related to Peak Mines and New Afton and a write-down of $7.3 million to reduce the carrying amount of long-term silver inventory that is not expected to be recovered during the residual leaching period at Cerro San Pedro. Earnings from mine operations were $24.0 million for the fourth quarter of 2013, compared to $99.2 million in the same prior year period.

•   Net loss was $191.2 million or $0.39 per basic share for the year ended December 31, 2013, compared to net earnings of $199.0 million or $0.43 per basic share in the prior year. Net earnings were impacted by the change in earnings from mine operations discussed above, increased finance costs, increased exploration at our development projects and New Afton, transaction costs associated with the acquisition of Rainy River, and after-tax asset impairment charges totalling $206.3 million, primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the Company’s three-way merger in 2008. This was partially offset by a tax recovery and the impact of non-operating “Other gains and losses”, where a gain of $26.0 million was recorded for the year ended December 31, 2013, relative to a gain of $19.9 million in 2012.

•   Adjusted net earnings for the year ended December 31, 2013 was $61.3 million or $0.13 per basic share, compared to $183.5 million or $0.40 per basic share in the prior year. Adjusted net earnings were impacted by the change in earnings from mine operations, increased exploration and finance costs, partially offset by decreased income tax expense. Adjusted net earnings for the fourth quarter of 2013 was $16.7 million or $0.04 per basic share, relative to earnings of $49.7 million or $0.11 per basic share in the same prior year period.

•   Adjusted net cash generated from operations for the year ended December 31, 2013 was $248.9 million, compared to $235.8 million in the prior year. Adjustments to net cash relate to $65.7 million of cash used to close the outstanding hedge position in May 2013, $17.9 million of Rainy River acquisition expenses and $6.6 million received relating to amended tax returns for Peak Mines. Adjusted net cash generated from operations for the fourth quarter of 2013 was $93.2 million compared to $106.2 million in the same prior year period.

•   Net cash generated from operations for the year ended December 31, 2013 was $171.9 million compared to $235.8 million in the prior year. While New Afton significantly added to New Gold’s net cash generated from operations, lower average realized prices and reduced net cash generated at Mesquite and Cerro San Pedro offset the benefit.  Net cash generated from operations for the fourth quarter of 2013 was $99.7 million compared to $106.2 million in the same prior year period.

•   Cash and cash equivalents were $414.4 million at December 31, 2013 compared to $687.8 million at December 31, 2012.  Net cash generated from operations of $171.9 million was offset by cash used in investing activities of $393.7 million, including the acquisition of Rainy River of $112.6 million, and cash used by financing activities of $47.1 million.

CORPORATE DEVELOPMENTS

The Company continues to pursue disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has successfully enhanced the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. In short, New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On May 31, 2013, New Gold announced its offer to acquire Rainy River through a friendly take-over bid. New Gold offered, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration (the “Offer”). Rainy River’s principle asset is the 100% owned Rainy River project located in northwestern Ontario with a gold Reserve of 3.8 million ounces. The acquisition was successfully completed on October 15, 2013.

In October 2013, the Company announced that New Afton had successfully achieved the targeted mill throughput increase to 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day, three months ahead of schedule. Since achieving this targeted increase, the New Afton mill throughput has further increased to a new record quarterly average of 12,460 tonnes per day in the fourth quarter of 2013. The combination of the increased throughput and higher grades and recoveries resulted in increased production of both gold and copper through 2013. In parallel with reaching the interim throughput target of 12,000 tonnes per day, the New Afton team has also been evaluating opportunities to further increase the value of the operation by driving towards an even higher throughput level.

In December 2013, the Company announced the Feasibility Study results for the Blackwater project. Blackwater is planned to be a conventional truck and shovel open pit mining operation with a 60,000 tonne per day processing facility to recover gold and silver using whole ore leach technology. Over the first nine years of its mine life, it is expected that Blackwater will produce an annual average of 485,000 ounces of gold and 1.8 million ounces of silver at total cash costs well below the current industry average. The Company will continue to move Blackwater through the permitting phase in 2014 as the Company believes that having a fully permitted project in its pipeline will be an important and valuable asset. Due to the current commodity environment, the Company wants to maximize its flexibility with respect to any future development decisions. At this time, the Company plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project.

Subsequent to year end, the Company announced its Feasibility Study results for the Rainy River project. The Feasibility Study updated a prior Feasibility Study done by Rainy River in May 2013 to ensure that the key inputs and assumptions used for the Rainy River project were consistent with those used for New Gold’s other projects and operations. The project has been designed as an open pit and underground mine with a targeted mill throughput of 21,000 tonnes per day. Commissioning is targeted for late 2016, with full production in 2017. Over the first nine years of its mine life, it is expected the Rainy River project will produce an annual average of 325,000 ounces of gold at costs well below the current industry average.

2014 OUTLOOK

New Gold is pleased to provide guidance for 2014 as follows:

2014 PRODUCTION AND COST GUIDANCE

	Gold Production	Copper Production	Silver Production	Total cash costs	All-in Sustaining costs
	(thousands of ounces)	(millions of pounds)	(thousands of ounces)	(per ounce) (per ounce)
New Afton	102 - 112	78 - 84	200 - 300	($1,260) – ($1,240)	($620) - ($600)
Mesquite	113 - 123	-	-	$930 - $950	$1,310 - $1,330
Peak Mines	95 - 105	14 - 16	50 - 150	$630 - $650	$1,065 - $1,085
Cerro San Pedro	70 - 80	-	1,100 - 1,300	$1,030 - $1,050	$1,125 - $1,145
Total	380 - 420	92 - 100	1,350 - 1,750	$320 - $340	$815 - $835

Production
Gold production is expected to remain consistent with that achieved in 2013, ranging from 380,000 to 420,000 ounces.  With its continued strong performance, New Afton is targeting a 23% increase in gold production. Gold production at Mesquite and the Peak Mines is expected to remain steady, while production at Cerro San Pedro is scheduled to decrease.

New Gold also produces silver and copper as by-product metals at certain operations. Consolidated copper production is expected to increase by approximately 12% when compared to 2013, with both New Afton and the Peak Mines targeting higher copper production. The guidance range is 92 to 100 million pounds.  Silver production is expected to remain consistent with 2013 levels at a range of 1.35 to 1.75 million ounces.

The second half of 2014 is scheduled to have higher gold and copper production, coupled with lower costs. As 2014 progresses, New Afton anticipates continued increases in throughput, Cerro San Pedro is scheduled to move out of its elevated waste stripping program into mining of ore from the upper levels of the ore body, and Mesquite is expected to benefit from the placement of more ore tonnes on the leach pad in the second half of 2014.

Total Cash Costs and All-in Sustaining Costs
After New Gold delivered the lowest total cash costs in its history in 2013, these costs are expected to decrease by a further $35 to $55 per ounce in 2014. Total cash costs are expected to be $320 to $340 per gold ounce sold. The lower anticipated cash costs are driven by a combination of the significant contribution from low-cost New Afton and the benefit of the lower Canadian and Australian dollars relative to the U.S. dollar. New Afton's 2014 co-product cash costs are forecast to be $440 to $460 per ounce of gold and $1.10 to $1.20 per pound of copper.

Consistent with the expected decrease in total cash costs, New Gold is also targeting a $65 to $85 per ounce decrease in all-in sustaining costs. The guidance range for 2014 for all-in sustaining costs is $815 to $835 per gold ounce sold. The anticipated decrease in all-in sustaining costs is driven by a combination of the lower total cash costs as well as decreases in sustaining capital at New Afton and the Peak Mines.

Assumptions used in 2014 guidance include gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.14 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2014 is $3.25 per gallon, which reflects recent prices being paid at Mesquite.

Exploration
New Gold’s forecasted exploration expenditure for 2014 is approximately $50 million, of which $30 million is expected to be capitalized.  The capitalized expenditure relates to condemnation drilling at Rainy River, Resource expansion of the C-zone at New Afton and ongoing underground Resource delineation and Reserve conversion at Peak Mines.  The balance of expensed exploration relates to pursuing new targets at Rainy River, Blackwater and the Peak Mines.

Finance Costs
The total finance cost related to the aggregate $800 million Senior Unsecured Notes and the Company’s credit facility is expected to be approximately $54 million. As New Gold has a range of qualifying development assets, particularly Rainy River and Blackwater, approximately $34 million of the total cost is expected to be capitalized, with the balance being expensed to the income statement.

Capital Expenditures
Capital expenditures are budgeted to be approximately $343 million in 2014, higher than 2013 capital expenditures of $284 million.  The increase primarily relates to Rainy River as the project proceeds to detailed engineering and permitting, as well as an increase in capital expenditure at Mesquite related to the final leach pad expansion and purchase of four additional trucks.  Offsetting these increases are reductions in capital expenditure at New Afton and Blackwater.  While underground development at New Afton is projected to be less than 2013, growth projects related to the mill expansion and ongoing C-zone exploration are included in total 2014 expenditures.

Of the total 2014 estimated capital expenditures, approximately 40% relate to sustaining expenditures at the current group of operating mines.  Underground and drawbell development will continue at New Afton, although at a reduced rate compared to 2013.  Mesquite will add four new trucks to increase mining capacity, in addition to commencing of the heap leach pad expansion.  Cerro San Pedro is also scheduled to undergo its final heap leach pad expansion and Peak Mines will continue its underground development and purchase two haul trucks.

The balance, or approximately 60% of total estimated capital expenditures, relates to non-sustaining, or growth capital.  In addition to capital expenditures at Rainy River and Blackwater, further growth capital is forecast to be spent at New Afton on the mill expansion and C-zone project, as well as capitalized stripping at Cerro San Pedro to provide access to the final phase of mining.

Refer to the Outlook sections in the ‘Financial and Operating Results – Review of operating mines’ section for further details.

BUSINESS OVERVIEW AND STRATEGY

NEW GOLD’S BUSINESS

New Gold is an intermediate gold producer with a portfolio of assets in Canada, the United States, Australia, Mexico and Chile. The Company’s operating assets consist of the New Afton gold-copper mine in Canada, the Mesquite gold mine in the United States, the Peak gold-copper mines in Australia and the Cerro San Pedro gold-silver mine in Mexico. Significant exploration and development projects include the Rainy River and Blackwater projects in Canada and the Company’s 30% interest in the El Morro project in Chile. New Gold has an objective of continuing to grow, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry leading intermediate gold producer.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities that its operations produce.

The group of assets continue to produce gold, silver and copper at cash costs and all-in sustaining costs well below the industry average. The portfolio of mining assets provides the Company with strong operating cash flow for internally funding continuing exploration and development projects.

1.	Represents New Gold’s attributable share of Reserves and Resources.
2
Proven and Probable Reserves and Measured, Indicated and Inferred Resources above are calculated as at December 31, 2013 in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold Finishes 2013 with Lowest Costs in its History, Increases Gold Reserves by 127 Percent per Share and Provides 2014 Guidance with Even Lower Costs”, dated February 6, 2014 and filed on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.

3	Measured and Indicated Resources are shown inclusive of Proven and Probable Reserves.

NEW GOLD’S STRATEGY

Our primary focus is the exploration, development and operation of our portfolio of gold assets. We currently have an established foundation with our four producing assets providing us with the cash flow that should position us to grow the business organically as we further explore and develop our three large and exciting development projects. As we deliver on what we believe is an industry-leading organic growth profile, we intend to remain focussed on the following key components of the strategy that has helped New Gold become a leading intermediate producer.

Operational execution

New Gold ended 2013 with revenue of $779.7 million and adjusted net cash flow from continuing operations of $248.9 million. In the third quarter of 2013, New Gold provided an updated guidance and expected to produce between 390,000 and 400,000 gold ounces at total cash costs of $375 per ounce and all-in sustaining costs of $900 per ounce. After facing operational challenges, New Gold met its updated production guidance and delivered on key milestones in 2013 including the completion of the Blackwater Feasibility Study and exceeding mill throughput of over 12,000 tonnes per day at New Afton.

Our objective is to maintain a strong balance sheet and sufficient financial flexibility to internally fund our three development projects. As at December 31, 2013, New Gold had $414.4 million in cash and cash equivalents. With our current cash balance and our ability to generate cash flow from our four operations, we believe we are well positioned to fund the development of the Rainy River project.	Maintaining a strong financial position

Enhancing value

New Gold has an established track record of enhancing the value of its portfolio of assets. This has been a particular focus since mid-2009 when New Gold and Western Goldfields Inc. combined to create a fully funded, growth-oriented company. New Gold continues to look for opportunities to increase the value of each of its operations organically, in particular, the potential mill expansion and development of the C-zone at New Afton.

Since the middle of 2008, New Gold has grown through the combination of largely single asset companies. In each instance, the addition of a new company or asset has further strengthened New Gold. In 2013, New Gold completed the acquisition of Rainy River, a company whose principle asset is a gold project located in Ontario. The project adds 3.8 million gold ounces of Proven and Probable Reserves to New Gold’s portfolio, and based on the updated Feasibility Study, the project is expected to produce approximately 325,000 ounces of gold annually at well below industry average cash costs. The experience of our management team and board of directors has allowed the Company to be opportunistic in its corporate development initiatives, positioning the Company as an industry leader.

Disciplined growth

NEW GOLD’S ABILITY TO EXECUTE ON STRATEGY

Our ability to execute on our strategy comes from the strength of our experienced management team, Board of Directors and skilled workforce, our track record of delivering on expectations, our portfolio of assets in favourable jurisdictions and pipeline of world-class development projects, our strong financial position and our commitment to corporate social responsibility.

Experienced management team with a proven industry track record

We have a seasoned and experienced management team with extensive mining sector knowledge and a successful track record of identifying and developing mines. Our Executive Chairman, Randall Oliphant, Chief Executive Officer, Robert Gallagher, and Chief Financial Officer, Brian Penny all have significant experience in leading successful mining companies. Our Board of Directors provide further stewardship and includes individuals with a breadth of knowledge across the mining sector that provides New Gold with a distinct competitive advantage.

We have a portfolio of mines that have historically consistently met or exceeded Company guidance. The year 2013 was a challenging year as gold prices decreased and New Gold experienced operational issues at two mines. In the third quarter of 2013, New Gold provided an updated guidance and expected to produce between 390,000 and 400,000 gold ounces at total cash costs of $375 per ounce and all-in sustaining costs of $900 per ounce compared to a previous guidance of 440,000 to 480,000 gold ounces at total cash costs of $350 per ounce and all-in sustaining costs of $875 per ounce. Despite the operational challenges, New Gold was able to meet its updated guidance by producing 397,688 ounces of gold at all-in sustaining cash costs of $899 per ounce sold. New Gold also delivered on key milestones in 2013 which included: the completion of the Blackwater Feasibility Study and achieving 12,000 tonnes per day throughput rate at New Afton, three months ahead of schedule. 2014 guidance has been established at 380,000 to 420,000 ounces of gold at total cash costs of $320 to $340 per ounce. New Gold’s cash costs continue to be well below the industry average.

Leading mid-tier producer with track record of delivering on expectations

Geographically diverse operations in favourable jurisdictions

We have a diverse portfolio of assets in Canada, the United States, Australia, Mexico and Chile. The Company’s operating assets consist of the New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico. Significant development projects include the Rainy River and Blackwater projects in Canada and the Company’s 30% interest in the El Morro project in Chile. The countries in which we operate have been assigned investment grade sovereign credit ratings by Moody’s Investors Service, Inc., Fitch Ratings Inc. and Standard & Poor’s Ratings Services. These same countries are ranked in the top six of 25 mining countries to invest in, as evaluated in the 2013 Behre Dolbear Report “2013 Ranking of Countries for Mining Investment: Where not to Invest”. In 2013, 22% of our gold revenue was generated from Canada, 27% from the United States, 25% from Australia and 26% from Mexico.

In addition to our operating mines, we have development potential that should significantly enhance our production base and growth profile. As at December 31, 2013, Rainy River contains Proven and Probable Reserves of 3.8 million ounces of gold and Measured and Indicated Resources of 6.2 million ounces of gold and is expected to produce 325,000 ounces of gold per year at below industry average cash costs during the first nine years of its production. Blackwater contains Proven and Probable Reserves of 8.2 million ounces of gold and Measured and Indicated Resources of 9.5 million ounces of gold and is expected to produce 485,000 ounces of gold per year at below industry average cash costs during the first nine years of its production. El Morro provides New Gold with 2.7 million ounces of Proven and Probable gold Reserves and 2.0 billion pounds of Proven and Probable copper Reserves. The capital cost for El Morro is fully funded by our 70% partner, Goldcorp. Once in production, our 30% share of production is expected to be approximately 90,000 ounces of gold and 85 million pounds of copper per year.

Pipeline of world-class development projects

Strong financial performance with a solid balance sheet

For the year ended December 31, 2013, New Gold generated revenue of $779.7 million and adjusted net cash flow from operations of $248.9 million. Cash and cash equivalents totalled $414.4 million with additional financial flexibility from the $100 million undrawn component of our credit facility at December 31, 2013. The Company has long-term debt outstanding of $862.5 million with the full $800 million of Senior Unsecured Notes due on or after 2020.

We understand that our success is linked to our ability to operate in a socially responsible manner. New Gold is committed to promoting and protecting the welfare of our employees through safety-first work practices and workplaces, staff training, and equitable hiring and development practices. We understand that sustainable development extends from environmental stewardship to the development of economic prosperity and the support of local communities and their cultural values. We strive to share the benefits of our activities through the entire life cycle of our mines, and long after their eventual closure.
Commitment to corporate social responsibility

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 106,520 ounces of gold in the fourth quarter of 2013, providing a total of 397,688 ounces of gold for the full year.

Full year 2013 total cash costs and all-in sustaining costs, net of by-product sales, were $377 and $899 per gold ounce sold. Total cash costs and all-in sustaining costs for the fourth quarter, net of by-product sales, were $316 and $883 per gold ounce sold, respectively.

Commodity Prices

Gold Prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold. For the full year 2013, New Gold achieved an average realized gold price of $1,337 per ounce compared to the London PM fix average gold price of $1,411 per ounce. New Gold achieved a lower average realized gold price compared to the London PM fix average as a result of 22,000 ounces settling at the hedge price of $801 per ounce in advance of hedge closure, the impact of certain 2012 sales settling in 2013 at a lower gold price than recorded at year end 2012 and New Afton’s fourth quarter 2013 unpriced sales being marked to market at the low year end price of $1,205 per ounce. The average realized gold price for the full year 2012 was $1,551 per ounce compared to the London PM fix average gold price of $1,668 per ounce.

In the fourth quarter of 2013, New Gold attained an average realized gold price of $1,233 per ounce compared to the London PM fix gold price average of $1,272 per ounce, with the current quarter primarily impacted by New Afton’s fourth quarter 2013 unpriced sales being marked to market at the low year end price of $1,205 per ounce. For the fourth quarter of 2012, New Gold had an average realized price of  $1,578 per ounce compared to the London PM fix gold price of $1,717 per ounce.

The outlook for gold prices remain subject to volatility in the near-term, but interest rates remain low and the economic recovery uncertain. New Gold is in a strong position to operate both in a low gold price environment and to take advantage of a recovery in prices through our growth projects.

Copper and silver prices
For the full year 2013, New Gold achieved an average realized copper price of $3.24 per pound compared to the average London Metals Exchange copper price of $3.32 per pound. The current year was moderately impacted by the impact of certain 2012 sales settling in 2013 at a lower copper price than recorded at year end 2012. For the full year 2012, the New Gold’s average realized copper price was $3.56 per pound compared to the average London Metals Exchange copper price of $3.61 per pound.

For the full year 2013, New Gold had an average realized silver price of $23.16 compared to an average London PM fix price of  $23.83 per ounce.  For the full year 2012, New Gold had an average realized silver price of $30.87 per ounce compared to an average London PM fix price of $31.15 per ounce.

Foreign Exchange Rates
The Company operates in Canada, the United States, Australia, Mexico and Chile, but its revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Blackwater and Rainy River, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened by approximately 3% during the fourth quarter of 2013, and by approximately 6% during the year. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations.

The Australian dollar weakened by approximately 4% during the fourth quarter of 2013. During 2013, the Australian dollar decreased by approximately 16% overall.  A weaker Australian dollar reduces costs in U.S. dollar terms at the Company’s Australian operations.

The Mexican peso strengthened slightly during the fourth quarter of 2013 and during the year compared with the U.S. dollar. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a significant driver of these U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2013 relative to 2012, refer to the ‘Review of Operating Mines’ sections for New Afton, Cerro San Pedro and Peak Mines for details.

ECONOMIC OUTLOOK

For the first time in more than a decade, gold experienced a significantly negative annual return in 2013, dropping 27% to end 2013 at $1,205 per ounce. Investment holdings of gold reduced significantly through the year from record levels, driven by a number of macroeconomic events including gradual signs of global economic recovery, the suggestion of tapering of the U.S. Federal Reserve’s asset purchase program, and the continued absence of inflation. Driven by the same factors, and in contrast to gold, equity markets performed strongly, with the S&P 500 climbing by almost 30% and the MSCI AC World Index returning over 20% in U.S. dollar terms. At this point, the extent to which economic recovery will progress is unclear, as are other factors that impact the price of gold. As a low cost producer with a pipeline of development projects, New Gold is particularly well-positioned to both manage in a lower gold price environment and to take advantage of a recovery in the gold market.

Economic events can have significant effects on the gold price, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices, with the exception of the gold hedge mandated by Mesquite’s 2008 project financing. That hedge position was eliminated May 15, 2013. New Gold’s growth plan is focussed on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business.  We will achieve our aim through the protection of the health and well-being of our people and our host communities as well as environmental stewardship and community engagement and development.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to Human Rights, Labour, Environmental Stewardship and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age, religion or sexual orientation. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within wherever possible.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with local stakeholders. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and aspirations, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

Environmental Highlights of 2013		Community Highlights of 2013
•	The New Gold Environmental Management Standards were developed.	•	The New Gold Community Engagement and Development Management Standards were developed.
•	This was the first year New Gold reported to the Carbon Disclosure Project.	•	New Gold joined the Devonshire Initiative for Business and Social Responsibility
•	New Afton Mine won the Green Award from the Kamloops Business Excellence Awards, reported to the MAC’s Towards Sustainable Mining Protocols and received ISO 14001 Certification.	•	At Cerro San Pedro, several socio-economic studies were completed, including socio-economic baseline, the economic impact and tourism and business development potential assessments.
•	Cerro San Pedro Mine achieved substantial compliance with the International Cyanide Management Code.	•	Cerro San Pedro was accredited, for the fourth consecutive time, as a Socially Responsible Company by the Mexican Centre for Philanthropy (SEMEFI).
		•	The World Gold Council Conflict Free Gold Standard was implemented across New Gold’s operations.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF ANNUAL FINANCIAL AND OPERATING RESULTS

RECONCILIATION OF NET EARNINGS - 2012 TO 2013
(in millions of U.S. dollars)
300
200
100
0
(100)
(200)
(300)
(400)
$199
(12)
(91)
(61)
(14)
(273)
(12)
(24)
32
11
(23)
(5)
80
$(191)
2012 NET EARNINGS
REVENUES
OPERATING EXPENSES
DEPRECIATION AND DEPLETION
EXPLORATION AND BUSINESS DEVELOPMENT
ASSET IMPAIRMENT
GAIN ON NON-HEDGED DERIVATIVES
FOREIGN EXCHANGE
LOSS ON REDEMPTION OF SENIOR SECURED NOTES
OTHER GAINS AND LOSSES
FINANCE COSTS, NET OF FINANCE INCOME
RAINY RIVER ACQUISITION COSTS
INCOME TAX EXPENSE
2013 NET LOSS

Production
Gold production in 2013 was 397,688 ounces compared to 411,892 ounces in 2012. Production increases from New Afton and the Peak Mines were offset by lower production at Cerro San Pedro and Mesquite. New Afton’s production increased by 137% compared to the prior year and the mine exceeded its targeted increase to a mill throughput of 12,000 tonnes per day relative to the design capacity of 11,000 tonnes per day. Production at Cerro San Pedro, however, was impacted by mining of lower grade ore due to a pit wall movement impacting sequencing and resulting in lower than planned recoveries. Additionally, Mesquite was impacted by block model reconciliation resulting in less ore tonnes and lower grade ore.  Copper production increased from 42.8 to 85.4 million pounds in 2013, representing a 100% increase over 2012 and demonstrating the significance of the addition of New Afton’s production. Silver production decreased in 2013 to 1,605,272 ounces, relative to 2,157,762 ounces in 2012.

Revenues
Revenues for 2013 of $779.7 million remained similar to the prior year.  The addition of New Afton’s full year of production significantly benefited revenues, however, was offset by lower commodity prices in combination with decreased gold and silver sales volume from Mesquite and Cerro San Pedro. Sales from copper production at New Afton increased to 69.3 million pounds in 2013 compared to 22.6 million pounds in 2012.

Operating expenses
Operating expenses increased from $344.3 million in 2012 to $435.5 million in 2013. The increase in operating costs is primarily a result of the impact of New Afton where operating expenses were $105.7 million, compared to $46.3 million in the prior year period. Additionally, current year operating expenses were impacted by lower production at Cerro San Pedro and Mesquite causing a higher per ounce expense, a write-down of the long-term silver inventory at Cerro San Pedro and redundancy charges at Peak Mines and New Afton. Gross operating costs, excluding inventory movements at the other operating sites was generally consistent year over year.

Depreciation and depletion
Depreciation and depletion for 2013 was $177.4 million compared to $116.4 million for the prior year, primarily due to a full year of operations at New Afton which incurred depreciation and depletion of $93.7 million in 2013 compared to $35.0 million in the prior year.

Earnings from mine operations
For the year ended December 31, 2013, New Gold had earnings from mine operations of $166.8 million compared to $330.6 million in the prior year.  Earnings from mine operations were impacted by a combination of lower average realized commodity prices and the mining of lower grade ore at Cerro San Pedro and Mesquite. Additionally, current year operating expenses include a write-down of $7.3 million related to reducing the carrying amount of the long-term silver inventory at Cerro San Pedro and redundancy charges of $2.4 million at the Peak Mines and New Afton. While the addition of New Afton as an operating mine for a full year has contributed to earnings from mine operations, this was offset by reductions in earnings at Cerro San Pedro and Mesquite.

Corporate administration costs
Corporate administration costs were $26.7 million in 2013 compared to $25.2 million incurred in the prior year. The prior year included a $3.1 million reimbursement of legal fees paid in connection with the claim related to the El Morro development project. Additionally, the 2013 corporate administration costs were positively impacted by the weaker Canadian dollar.

Share-based compensation expenses
Share-based compensation costs were $8.5 million and $10.9 million in 2013 and 2012, respectively. The reduction primarily reflects the mark to market of equity-based liabilities as the common stock was down 50% for the year.

Exploration and business development
Exploration and business development costs were $34.1 million in 2013, compared with $20.6 million for the prior year. New Afton, Blackwater and Mesquite incurred $11.1 million, $12.7 million and $3.5 million in exploration expense for the year compared to $4.5 million, $3.0 million and $nil in 2012. At New Afton, the C-zone exploration program is the principle driver of the incremental costs. The objective of this program is to expand and upgrade the C-zone Mineral Resource which lies immediately down plunge of the current New Afton Reserve. At Blackwater, the Company has been utilizing the knowledge it has gained through the exploration of the Blackwater and Capoose deposits to identify additional sources of gold mineralization with the potential to further enhance future project economics. Preliminary results of this early stage exploration work are encouraging, with drill testing in several prospective areas returning favourable indications of gold-silver mineralization in the subsurface. Increased exploration costs at New Afton, Blackwater and Mesquite were partially offset by a decrease in exploration costs compared to the prior year at Cerro San Pedro. Exploration costs at Peak Mines were consistent year on year.

Impairment of non-monetary assets
In the fourth quarter of 2013, New Gold determined that there were triggering events to test for impairment at Cerro San Pedro.  In addition, the Rainy River and Blackwater projects have also recently published their Feasibility Studies and, consistent with industry practice, the Company tested these projects for impairment. As a result of this impairment testing, the Company recorded an impairment expense of $272.5 million ($206.3 million, net of tax), primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the Company’s three-way merger in 2008.  The triggering events consisted of a combination of items impacting Cerro San Pedro including a reduction in the mine’s Resource, a change in the Mexican tax regime and a reduction in projected gold production in future years.  For full details, see the section below “Discussion of impairment of non-monetary assets”. This amount will be added back for purposes of adjusted earnings.

Hedging
In 2013, Mesquite realized losses of $13.8 million within revenues for settlement of the January through April gold hedge contract that settled for 22,000 ounces compared to realized losses of $47.9 million in the prior full year period. On May 15, 2013, New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop Mesquite. On May 15, 2013, the outstanding hedge position was valued at $65.7 million and cash in this amount was paid to settle the hedge in full.

As the forecasted item, of the production and sale of gold ounces from the Mesquite Mine, is still scheduled to occur, IFRS requires that the Other Comprehensive Income (“OCI”) related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow will benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss in OCI to revenue.  For the full year, $18.7 million has been reclassified in earnings and $7.0 million of OCI loss will be reclassified into earnings on a quarterly basis until December 2014. This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the year ended December 31, 2013, the Company recorded a gain of $49.3 million compared to a gain of $58.6 million in the prior year relating to share purchase warrants. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.

In 2012, the Company recorded a gain of $6.2 million relating to the equity conversion option of its previously outstanding convertible debentures, as well as a loss of $3.7 million relating to the change in fair value of the early redemption option embedded in the Company's previously outstanding Senior Secured Notes. As both the convertible debentures and Senior Secured Notes were redeemed in 2012, there is no comparative figure for 2013.

Loss on redemption of Senior Secured Notes
During 2012, New Gold redeemed its Senior Secured Notes reflecting a non-cash loss of $31.8 million.  There is no current year comparative for this loss.

Foreign exchange
The Company recognized a foreign exchange loss of $25.7 million for the year ended December 31, 2013 compared to a loss of $1.3 million in the prior year period. The primary driver of the expense is due to the Canadian and Australian dollar weakening against the U.S. dollar by 6% and 16%, respectively in 2013. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Mexico, the United States, Australia and Chile but its revenues are predominantly generated in U.S. dollars and, as a result, it has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the year ended December 31, 2013, a gain of $9.5 million was recorded reflecting the ineffective portion of the gold hedge. When the hedge was marked to market in advance of settlement, it was deemed to be fully effective and resulted in the reclassification of the portion previously determined to be ineffective being back to OCI. This compares to a loss of $2.9 million in the prior year.

Available for sale securities
For the year ended December 31, 2013, the Company recorded an impairment loss of $3.0 million on its investment in shares held in Independence Gold Corp. The investment had an original cost of $3.4 million and a quoted market price of $0.4 million at December 31, 2013. As the Company considered this decline in the fair value to be significant and prolonged, the investment was impaired causing the impact to net earnings with an equal and offsetting increase to OCI, representing the reversal of unrealized losses associated with the impaired securities.

Income tax
Income and mining tax recovery for 2013 was $0.4 million compared to an expense of $79.8 million in the prior year, reflecting an effective tax rate of 0.2% in 2013 compared to 29% in 2012. The primary reason for the lower tax expense in 2013 is due to the write-off of the deferred tax liabilities of $64.2 million and $2.0 million in Mexico and Australia, respectively, as a result of the impairment of assets at these mines. In 2013, the company also had a tax recovery of $7.1 million relating to non-taxable foreign exchange losses. Additionally in 2012, the Company recognized a $9.4 million tax expense as a result of the Chilean government substantively enacting an increase in the Category 1 income tax rate from 18.5% to 20%.

The Company continues to monitor tax legislation in each of the jurisdictions that it operates in. In 2013 the Company recognized additional deferred tax liabilities of $3.0 million in Mexico as a result of the enactment of the 2014 Mexican Tax Reform by the Mexican Senate in December 2013. Specifically the Company is impacted by the enactment of the new Mining Royalty in Mexico of 7.5% based on earnings before interest, tax, depreciation and amortization as well as the repeal of the previously announced rate reductions in the Mexican corporate income tax rate from 30% to 28%.

The Company also did not recognize a deferred tax asset in Mexico of $15.6 million following the impairment of the mining assets in Mexico as it cannot meet the more likely than not criteria for recognizing the asset. Additionally the Company reassessed the deferred tax asset in respect of the Alternate Minimum Tax (“AMT”) credits and only recognized the deferred tax asset that meets the more likely than not recognition criteria at its U.S. operation. For the 2013 year end the Company satisfied the more likely than not criteria for recognizing the asset, however continued pressure on commodity prices and revised mining plans at the Mesquite operation indicate that the Company may be a perpetual AMT taxpayer and therefore the asset may be de-recognized in the future.

On an adjusted net earnings basis, the effective tax rate for 2013 was 31% compared to 29% in the prior year. The adjusted effective tax rates exclude the impact of the hedge settlement, as well as the impact of any asset impairments and any associated changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions. The increased adjusted effective tax rate reflects the recognition of a higher mining tax expense in Canada compared to the same prior year period as production ramps up at the New Afton Mine.

Net earnings
For the year ended December 31, 2013, New Gold had a net loss of $191.2 million, or $0.39 loss per basic share. This compares with net earnings of $199.0 million, or $0.43 per basic share in the prior year.

Adjusted net earnings
For the year ended December 31, 2013 adjusted earnings were $61.3 million or $0.13 per basic share, a decrease from $183.5 million or $0.40 per basic share in the prior year.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the annual condensed consolidated income statement.  Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss and other non-recurring items, particularly the loss on redemption of the Senior Secured Notes and the impairment of the available-for-sale securities; Other adjustments also include the reclassification of OCI hedging losses to earnings quarterly which is included in revenue; transaction costs related to the Rainy River acquisition; one-time charges related to an asset impairment; silver inventory write-down at Cerro San Pedro and redundancy charges at Peak Mines and New Afton. The prior period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production
New Gold’s consolidated gold production during the fourth quarter of 2013 was 106,520 ounces compared to 112,883 ounces in the same prior year period. Increased production at New Afton was offset by lower production at Cerro San Pedro due to lower grades and recoveries. New Afton increased gold production by 11% relative to the prior year period, producing 25,211 ounces in the fourth quarter of 2013 compared to 22,793 ounces in 2012. In the quarter, New Afton continued to improve its processing capacity and successfully reached a new record throughput level of 12,460 tonnes per day.

New Gold’s consolidated copper production during the fourth quarter increased 15% to 24.0 million pounds from 20.9 million pounds in the same prior year period. At New Afton, the continued throughput increases, coupled with steady grade and recoveries, led to an 18% increase in copper production compared to the fourth quarter of 2012.

Silver production at Cerro San Pedro decreased during the fourth quarter with 297,490 ounces in 2013 relative to 401,276 ounces in the same prior year period, due primarily to mining of lower silver grades and recoveries.

Revenues
Revenues were $198.4 million for the fourth quarter of 2013, compared to $250.9 million in the same prior year period. The decrease is driven primarily by a decrease in gold and silver sales volumes and decreased average realized prices relative to the same prior year period. This was partially offset by increased copper sales of 23.8 million pounds, relative to 19.8 million pounds in the same prior year period.  Gold sales in the fourth quarter of 2013 were 104,523 ounces, relative to 109,766 ounces in the fourth quarter of 2012. Silver sales in the fourth quarter of 2013 decreased to 378,852 ounces from 489,264 ounces in 2012. Revenue was also impacted by lower average realized prices across all metals. The average realized prices for the fourth quarter of 2013 were $1,233 per ounce of gold, $20.10 per ounce of silver and $3.24 per pound of copper, compared to $1,578 per ounce of gold,  $32.36 per ounce of silver and $3.52 per pound of copper in the same prior year period.

Operating expenses
Operating expenses were $105.2 million in the fourth quarter of 2012 relative to $121.7 million in the fourth quarter of 2013. A portion of the increase is attributable to New Afton mining and milling more tonnes than in the prior year. Additionally, current year operating expenses were impacted by lower production at Cerro San Pedro causing a higher per ounce expense, a write-down of the long-term silver inventory at Cerro San Pedro and redundancy charges at Peak Mines and New Afton. Gross operating costs, excluding inventory movements at the other operating sites was generally consistent year over year.

Depreciation and depletion
Depreciation and depletion for the fourth quarter of 2013 was $52.7 million compared to $46.6 million for the same prior year period, impacted by the year end Resource to Reserve conversion and related depreciation charges.

Earnings from mine operations
For the fourth quarter of 2013, New Gold had earnings from mine operations of $24.0 million compared with $99.2 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices. While New Afton contributed meaningfully to earnings from mine operations, the contribution from the other operating sites declined reflecting the lower commodity prices and mining of lower grade ore at leach pad operations, as well as decreased recoveries at Cerro San Pedro. Additionally, in the quarter, earnings from mine operations included a write-down of $7.3 million to reduce the carrying amount of long-term silver inventory at Cerro San Pedro and redundancy charges of $2.4 million at Peak Mines and New Afton.

Corporate administration costs
Corporate administration costs were $5.6 million in the fourth quarter of 2013 compared to $8.9 million incurred in the same prior year period with the reduction primarily related to a lower annual bonus expense in 2013. Additionally, the 2013 corporate administration costs were positively impacted by the weaker Canadian dollar.

Share-based compensation costs
Share-based compensation costs were $2.0 million in the fourth quarter of 2013 and $2.3 million in the fourth quarter of 2012. The reduction reflects the mark to market of equity-based liabilities.

Exploration and business development
Exploration and business development costs were $5.7 million in the fourth quarter of 2013 compared with $8.6 million for the same prior year period primarily due to New Afton and Blackwater which incurred $0.5 and $1.9 million in exploration expense for the quarter, compared to $3.5 and $3.0 million in the prior year period as exploration activities were higher in the first nine months.

Impairment of non-monetary assets
In the fourth quarter of 2013, New Gold determined that there were triggering events to test for impairment at Cerro San Pedro.  In addition, the Rainy River and Blackwater projects have also recently published their Feasibility Studies and, consistent with industry practice, the Company tested the projects for impairment. As a result of this impairment testing, the Company recorded an impairment expense of $272.5 million ($206.3 million, net of tax), primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the company’s three-way merger in 2008. The triggering events consisted of a combination of items impacting Cerro San Pedro including a reduction in the mine’s Resource, a change in the Mexican tax regime and a reduction in projected gold production in future years. For full details, see the section below “Discussion of impairment of non-monetary assets”.

Hedging
On May 15, 2013, New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. At May 15, 2013, the outstanding hedge position was valued at $65.7 million and cash in this amount was paid to settle the hedge in full. For the fourth quarter of 2013, Mesquite had no realized losses within revenues compared to realized losses of $12.2 million in the same prior year period.

As the forecasted item, of the production and sale of gold ounces from Mesquite, is still scheduled to occur, IFRS requires that the OCI related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow should benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss in OCI to revenue.  Approximately $7.0 million of OCI loss will be reclassified into earnings on a quarterly basis until December 2014.  This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended December 31, 2013, the Company recorded a gain of $4.5 million relating to share purchase warrants. This compares to a gain of $59.4 million in the same prior year period. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.

In the fourth quarter of 2012, the Company recorded a gain of $10.8 million relating to the equity conversion option of its previously outstanding convertible debentures. There is no current year comparative for this loss.

Foreign exchange
The Company recognized a foreign exchange loss of $13.9 million for the quarter ended December 31, 2013 compared to a gain of $3.4 million in the same prior year period. The primary driver of the expense is due to the Canadian and Australian dollar weakening against the U.S. dollar by 3% and 4%, respectively in the quarter. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, the United States, Australia, Mexico and Chile but its revenues are predominantly generated in U.S. dollars and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness on hedge instruments
For the quarter ended December 31, 2013, there was no gain or loss recorded for the ineffective portion of the gold hedge as New Gold eliminated the remaining hedge position. This compares to a loss of $1.3 million for the same prior year period.

Available for sale securities
For the quarter ended December 31, 2013, the Company recorded an impairment loss of $3.0 million on its investment in shares held in Independence Gold Corp. The investment had an original cost of $3.4 million and a quoted market price of $0.4 million at December 31, 2013. As the Company considered this decline in the fair value to be significant and prolonged, the investment was impaired causing the impact to net earnings with an equal and offsetting increase to OCI, representing the reversal of unrealized losses associated with the impaired securities.

Income tax
Income and mining tax recovery in the fourth quarter of 2013 was $27.1 million compared to a $13.8 million tax expense in the same prior year period, reflecting an effective tax rate of 10% for both the fourth quarter of 2013 and 2012. The primary reason for the recovery in the fourth quarter of 2013 is due to the reversal of the deferred tax liabilities in Mexico and Australia, as a result of the asset impairments. Additionally the Company recognized a deferred tax expense of $3.0 million in the fourth quarter of 2013 as a result of the enactment of the 2014 Mexican Tax Reform. In addition, in the same period in the prior year the Company recognized a tax expense of $9.4 million as a result of the Chilean government substantively enacting an increase in the Category 1 income tax rate from 18.5% to 20%.

On an adjusted net earnings basis, the effective tax rate in the fourth quarter of 2013 was 19% compared to 27% in the same prior year period.  The adjusted effective tax rate excludes the impact of the hedge settlement and any changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions and the hedge loss.

Net earnings
For the quarter ended December 31, 2013, New Gold had a net loss of $254.7 million, or $0.51 loss per basic share. This compares with net earnings of $123.9 million, or $0.26 per basic share in the same prior year period.

Adjusted net earnings
For the quarter ended December 31, 2013, adjusted net earnings were $16.7 million or $0.04 per basic share, a decrease from adjusted net earnings of $49.7 million or $0.11 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the annual condensed consolidated income statement.  Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss and other non-recurring items, particularly the loss on redemption of the Senior Secured Notes and the impairment of the available-for-sale securities; Other adjustments also include the reclassification of OCI hedging losses to earnings quarterly which is included in revenue; transaction costs related to the Rainy River acquisition; one-time charges related to an asset impairment; silver inventory write-down at Cerro San Pedro and redundancy charges at Peak Mines and New Afton. The prior period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars, except per share amounts and where noted)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Gold sales (ounces)	104,523	94,082	98,037	95,181	109,766	95,166	96,928	93,676	99,612

Revenues	198.4	196.0	183.5	201.8	250.9	195.5	176.1	168.8	177.6

Net earnings (loss)	(254.7)	12.2	15.0	36.3	123.9	17.8	23.7	33.5	35.0
Per share:
Basic	(0.51)	0.02	0.03	0.08	0.26	0.04	0.05	0.07	0.08
Diluted	(0.51)	0.02	0.03	0.08	0.26	0.03	0.05	0.07	0.07

Adjusted net earnings	16.7	20.0	4.3	20.6	49.7	42.6	45.8	44.2	42.2
Per share:
Basic	0.04	0.04	0.01	0.04	0.11	0.09	0.10	0.10	0.09
Diluted	0.03	0.04	0.01	0.04	0.11	0.09	0.10	0.09	0.09

Discussion of impairment of non-monetary assets
In accordance with the Company’s accounting policies, the recoverable amount of a cash generating unit (“CGU”) is estimated when an indication of impairment exists. Indicators of impairment existed at the Cerro San Pedro CGU. At Cerro San Pedro the Company updated its Reserves and Resources statement, which has reduced the Resource estimate at the CGU, and updated the life-of-mine plan (‘LOM’), which revised the expected production profile going forward. Additionally, a 7.5% tax-deductible mining duty was enacted in Mexico during the fourth quarter of 2013, which will affect the cash flows at the mine site. The Rainy River and Blackwater projects have also recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment.

Prior to reviewing for indicators of impairment at the CGU level, the Company reviewed the recoverability of certain specific assets which resulted in certain infrastructure costs at Peak Mines being written off. For discussion, refer to Note 10: Mining Interests of the audited consolidated financial statements.

For the year ended December 31, 2013 the Company recorded after-tax impairment charges of $206.3 million within net earnings (2012 - $nil), as noted below:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	Cerro San Pedro	Peak Mines	Total
Within income from operations:
Cerro San Pedro plant and equipment	3.5		3.5
Cerro San Pedro depletable mining interest	191.9	-	191.9
Cerro San Pedro non-depletable mining interest	70.7	-	70.7
Peak Mines depletable mining interest	-	6.4	6.4
Total before tax	266.1	6.4	272.5
Tax recovery	(64.2)	(2.0)	(66.2)
Total after tax	201.9	4.4	206.3

(i)  Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River project,

Blackwater project and El Morro project. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses the fair value less cost of disposal to determine recoverable amount as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, operating costs and capital expenditures reflected in the Company’s LOM plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

LOM plans
Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. LOM plans’ mine lives range from 2 to 17 years with an average mine life of 10 years. LOM plans use Proven and Probable Reserves only and do not utilize the non-Reserve component of Mineral Resource for a CGU. When options exist for the future extraction and processing of these Resources, an estimate of the value of the unmined Resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential is included in the determination of fair value.

In-situ ounces and exploration values
In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated with reference to recent arm’s length purchases of pre-production mining companies with comparable mineral interests. Estimated exploration potential has been determined by the Company based on industry standard multiples.

Land Holdings
Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates
When discounting estimated future cash flows, the Company uses a real after-tax discount rate that would approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM model includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk free rates and inflation. For the December 31, 2013 impairment analysis, real discount rates of between 5.10% and 6.10% were used with an average rate of 5.80%.

Commodity prices and exchange rates
Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For the December 31, 2013 impairment analysis the following commodity prices and exchange rate assumptions were used:

(in U.S. dollars, except where noted)	2014-2018 average	Long term

Gold price (per ounce)	1,350	1,300
Silver price (per ounce)	22.50	22.00
Copper price (per pound)	3.16	3.00

Exchange rates:
CAD:USD	0.92	0.91
AUD:USD	0.87	0.88
MSX:USD	12.33	12.62

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that the CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(ii)  Impact of impairment tests

As noted above, at December 31, 2013 it was determined that there were potential indicators of impairment for the Cerro San Pedro CGU. Additionally, the Rainy River and Blackwater projects recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment. The Company calculated the recoverable amount of Cerro San Pedro, the Rainy River project and the Blackwater project CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2013 the Company recorded impairment charges of $266.1 million ($201.9 million, net of tax) within income from operations (2012 - $nil) related to CGU level impairments, as noted above.

The fair value of the Cerro San Pedro CGU has been significantly impacted by the reduction in its Resource base. The carrying amount that has been impaired is primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the Company’s three-way merger in 2008. The recoverable amount of the Rainy River and Blackwater projects exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs at the CGU level.

(iii)  Sensitivity analysis

After effecting the impairments for Cerro San Pedro, the fair value of this CGU is assessed as being equal to its carrying amount as at December 31, 2013. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. If the variation in assumption had a negative impact on fair value, it could indicate a requirement for additional impairment to the CGU. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of Cerro San Pedro at December 31, 2013:

Year ended December 31
(in millions of U.S. dollars, except where noted)

$100 per ounce change in gold price	15.8
0.5% change in discount rate	1.0
5% change in exchange rate	7.3
5% change in operating costs	12.3

The fair value of the Blackwater project CGU exceeds its carrying value by approximately 10%. Therefore a significant decrease in the gold price used in the calculation, an increase in capital costs or an adverse change in any of the other assumptions used to calculate fair value less cost of disposal may result in the estimated recoverable amount to be less than the carrying value of the project.

REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

The New Afton gold-copper Mine is located in Kamloops, British Columbia, Canada.  The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton gold-copper mine as well as 115 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2013, the mine had 0.9 million ounces of Proven and Probable gold Reserves and 904 million pounds of Proven and Probable copper Reserves, with 2.3 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 1.99 billion pounds of Measured and Indicated copper Resources, inclusive of Reserves.
AT-A-GLANCE
2013 Production: GOLD: 87,177 OUNCES COPPER: 72 MILLION POUNDS TOTAL CASH COSTS/oz: ($1,196) ALL-IN SUSTAINING COSTS/oz: ($133)
2014 Production Targets: GOLD: 102,000 TO 112,000 OUNCES COPPER: 78 TO 84 MILLION POUNDS TOTAL CASH COSTS/oz: ($1,260) to ($1,240) ALL-IN SUSTAINING COSTS/oz: ($620) to ($600)
A summary of New Afton’s operating results is provided below:
Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012	2011
Operating information (1):
Ore mined (thousands of tonnes)	1,139	532	4,078	813	-
Ore processed (thousands of tonnes)	1,146	1,077	4,087	1,970	-
Average grade:
Gold (grams/tonne)	0.81	0.77	0.78	0.73	-
Copper (%)	0.95	0.84	0.93	0.79	-
Recovery rate (%):
Gold	84.4	83.9	85.1	80.1	-
Copper	85.3	84.9	85.9	83.5	-
Gold (ounces)
Produced (2)	25,211	22,793	87,177	36,807	-
Sold (2)	24,176	23,126	85,030	29,735	-
Copper (thousands of pounds)
Produced (2)	20,536	17,335	71,972	28,459	-
Sold (2)	20,180	16,781	69,263	22,623	-
Silver (ounces)
Produced (2)	54,846	43,101	192,498	82,450	-
Sold (2)	52,546	42,876	178,841	57,204	-
Average realized price (3):
Gold ($/ounce)	1,168	1,653	1,314	1,681	-
Copper ($/pound)	3.23	3.53	3.23	3.58	-
Silver ($/ounce)	19.35	32.98	20.91	33.04	-
Total cash costs per gold ounce sold (3)(4)	(1,428)	(1,067)	(1,196)	(1,043)	-
All-in sustaining costs per gold ounce sold (3)	12	168	(133)	358	-
Total cash costs on a co-product basis (3)(4)
Gold ($/ounce sold)	391	601	486	656	-
Copper ($/pound sold)	1.08	1.28	1.19	1.40	-
All-in sustaining costs on a co-product basis (3)(4)
Gold ($/ounce sold)	822	1,079	837	1,183	-
Copper ($/pound sold)	2.27	2.30	2.05	2.52	-

Financial Information (1):
Revenues	88.3	95.3	318.7	127.3	-
Earnings from mine operations	35.9	37.6	119.3	46.0	-
Capital expenditures(5)	35.0	48.6	122.2	302.0	290.6
1.	Comparatives for 2012 reflect New Afton reaching commercial production on July 31, 2012.
2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

5.	Net of proceeds received from sale of pre-commercial production inventory of $14.5 million for the full year 2012 and $6.9 million for the fourth quarter of 2012.

Annual and Quarterly Operating Results

Production
In 2013, New Afton increased its throughput and reached its targeted average of over 12,000 tonnes per day, three months ahead of schedule. Additionally, by the end of 2013, New Afton mill throughput had further increased to a new record quarterly average of 12,460 tonnes per day achieved in the fourth quarter. This increased throughput, combined with a full year of production and higher gold and copper grades and recoveries, led New Afton to produce a total of 87,177 ounces of gold and 72.0 million pounds of copper compared to 36,807 ounces of gold and 28.5 million pounds of copper in the prior year as commercial production at New Afton began on July 31, 2012. Of the total in 2012, 3,039 ounces of gold and 2.7 million pounds of copper were produced in the pre-commercial period, and were therefore applied to the capital cost of the project when sold, rather than being recognized in sales ounces and revenues.

In the fourth quarter of 2013, New Afton produced 25,211 ounces of gold compared to 22,793 ounces in the same prior year period. Copper production in the fourth quarter of 2013 was 20.5 million pounds compared to 17.3 million pounds in 2012.

Revenue
For the year ended December 31, 2013, revenues were $318.7 million compared to $127.3 million in the prior year as commercial production at New Afton began on July 31, 2012. The average realized gold price was $1,314 per ounce of gold and $3.23 per pound of copper in 2013 compared to $1,681 per ounce of gold and $3.58 per pound of copper in 2012. Revenues were positively impacted by the incremental production, but were negatively impacted by lower average realized prices. Certain prior year sales were settled in 2013 and negative commodity price adjustments were recognized during the year.  Additionally, unpriced concentrate sales at year end 2013 were marked to market at the December 31, 2013 London PM fix average gold price of $1,205 per ounce, lower than the annual and quarterly average price for gold.

Revenues in the fourth quarter of 2013 were $88.3 million compared to $95.3 million in the prior year period. Average realized prices were $1,168 per ounce of gold, $3.23 per pound of copper and $19.35 per ounce of silver in 2013 compared to $1,653 per ounce of gold, $3.53 per pound of copper and  $32.98 per ounce of silver in 2012.

Total cash costs and all-in sustaining costs
For the year ended December 31, 2013, total cash costs per ounce of gold sold, net of by-product sales, was negative $1,196 per ounce compared to negative $1,043 per ounce in the prior year with 2013 benefitting from higher by-product revenues and greater ounces sold. All-in sustaining costs per ounce of gold sold was negative $133 per ounce for the year ended December 31, 2013 compared to $358 per ounce in 2012 as New Afton was impacted by the cash costs benefits noted as well as decreased sustaining capital expenditure per ounce. The trend of reducing sustaining capital expenditure is expected to continue in 2014.

Total cash costs per ounce of gold sold, net of by-product sales was negative $1,428 per ounce for the fourth quarter of 2013 compared to negative $1,067 per ounce in the same prior year period. All-in sustaining costs per ounce of gold sold was $12 per ounce for the fourth quarter of 2013 compared to $168 per ounce for the prior year period.

Earnings from mine operations
For the year ended December 31, 2013, New Afton generated $119.3 million in earnings from mine operations compared to $46.0 million in the prior year, reflecting the strong operational performance in 2013. The prior year period represents the commercial production period starting on July 31, 2012.

New Afton contributed $35.9 million to the Company’s earnings from mine operations for the three months ended December 31, 2013 compared to $37.6 million for the prior year period.  While production and all-in sustaining costs improved in 2013, the impact of lower gold prices offset this positive impact.

Capital expenditures
For the year ended December 31, 2013, capital expenditures totalled $122.2 million compared to $302.0 million in the prior year. Capital expenditures were significantly reduced in 2013 as New Afton achieved commercial production and reduced its development capital spend. Capital expenditures in 2013 related primarily to underground development of the East Cave and ongoing drawbell development.  Capital expenditures for the fourth quarter of 2013 totalled $35.0 million compared to $48.6 million for the fourth quarter of 2012 when capital expenditures remained higher in the early stages of commercial production.

Impact of Foreign Exchange on Operations
New Afton’s operations continue to be impacted by fluctuations in the valuation of the Canadian dollar against the U.S. dollar. The value of the Canadian dollar in 2013 averaged 1.03 to the U.S. dollar compared to 1.00 in the prior year resulting in a positive impact on cash costs of $44 per gold ounce sold.

The value of the Canadian dollar in the fourth quarter of 2013 averaged 1.05 against the U.S. dollar compared to 0.99 in the fourth quarter of 2012 resulting in a positive impact on cash costs of approximately $76 per gold ounce sold.

Exploration Project Review

In 2013, exploration efforts at New Afton continued to focus on delineating additional Mineral Resources to extend New Afton’s mine life. Advancements included development of an updated geologic model and Mineral Resource estimate that included the results of 44,068 metres of new exploration drilling completed during 2013 as well as the re-evaluation of approximately 130,000 metres of historic core holes through the main portion of the deposit currently being mined. This work has resulted in an increase in the New Afton Measured and Indicated Resources of 318,000 ounces of contained gold and 170 million pounds of contained copper. The majority of this Resource growth occurred within the C-zone Resource, a continuation of the main New Afton deposit that lies below the Mineral Reserve currently being mined. The 2013 year end C-Zone Measured and Indicated Resources included 693,000 ounces of contained gold and 516 million pounds of contained copper. From this already sizeable base, the focus of the 2014 exploration program will remain on further delineating the C-zone and continuing to explore its potential extensions.

Outlook
New Afton is forecast to produce 102,000 to 112,000 ounces of gold and 78 to 84 million pounds of copper in 2013 at total cash costs of negative $1,260 to negative $1,240 and all-in sustaining costs of negative $620 to negative $600 per ounce.  New Afton’s 2014 co-product costs are forecast to be $440 to $460 per ounce of gold and $1.10 to $1.20 per pound of copper.

New Afton’s performance is expected to strengthen further in 2014. Both gold and copper production should benefit from average throughput remaining consistent with that achieved during the fourth quarter of 2013. Grades and recoveries of gold and copper are expected to remain in-line with 2013 levels. The combination of increased copper production at copper prices assumed to remain consistent with those realized in 2013, and a weaker Canadian dollar, results in New Afton’s 2014 forecast for total cash costs being lower than those achieved in 2013.

New Afton’s capital estimate is approximately $115.0 million. Estimated sustaining capital in 2014 should decrease to $60.0 million due to a combination of less underground development and certain 2013 capital projects, including commissioning of the gyratory crusher, not recurring in 2014. An additional $55.0 million of growth-related capital is budgeted for 2014, of which $35.0 million is related to a mill expansion project and $20.0 million is capitalized exploration to target additional Resource growth in the C-zone.

Assumptions used in 2014 guidance include gold and copper prices of $1,300 per ounce and $3.25 per pound, respectively, and a Canadian dollar exchange rates of $1.11 to the U.S. dollar.

MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. The mine resumed production in 2008. At December 31, 2013, the mine had 2.2 million ounces of Proven and Probable gold Reserves and 4.9 million ounces of Measured and Indicated gold Resources, inclusive of Reserves.
AT-A-GLANCE
2013 Production: GOLD: 107,016 OUNCES TOTAL CASH COSTS/oz: $907 ALL-IN SUSTAINING COSTS/oz: $1,108
2014 Production Targets: GOLD: 113,000 TO 123,000 OUNCES TOTAL CASH COSTS/oz: $930 to $950 ALL-IN SUSTAINING COSTS/oz: $1,310 to $1,330

A summary of Mesquite’s operating results is provided below:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012	2011
Operating information:
Ore mined (thousands of tonnes)	5,233	3,221	14,297	14,503	11,733
Waste mined (thousands of tonnes)	5,459	8,075	33,909	31,164	34,240
Ratio of waste to ore	1.04	2.51	2.37	2.15	2.92
Ore to leach pad (thousands of tonnes)	5,233	3,221	14,297	14,503	11,733
Average grade:
Gold (grams/tonne)	0.42	0.40	0.37	0.46	0.57
Gold (ounces)
Produced (1) (2)	34,893	29,162	107,016	142,008	158,004
Sold (1)	32,239	29,708	104,794	142,491	161,214
Average realized price (4):
Gold ($/ounce)	1,251	1,287	1,263	1,338	1,297
Total cash costs per gold ounce sold (3)	841	787	907	690	645
All-in sustaining costs per gold ounce sold (3)	988	920	1,108	768	762

Financial Information:
Revenues	33.4	38.3	113.7	190.7	209.1
Earnings (loss) from mine operations	(2.0)	9.3	(5.8)	67.6	79.7
Capital expenditures	2.1	4.1	17.4	10.9	18.5
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements but excludes the revenue reduction related to the hedge OCI reclassification.

Annual and Quarterly Operating Results

Production
Mesquite’s 2013 operational results were impacted by lower than anticipated grades being mined and processed. Gold production for the year ended December 31, 2013 was 107,016 ounces compared to 142,008 ounces in the prior year.

Gold production for the fourth quarter ended December 31, 2013 was the strongest of the year. Production increased 67% when compared to the third quarter of 2013 and increased 20% when compared to the prior year period as more ore was mined and placed on the pad. Production for the quarter was 34,893 ounces compared to 29,162 ounces in the same prior year period.

Revenue
Revenue for the year ended December 31, 2013 was $113.7 million compared to $190.7 million in the prior year due to lower ounces sold, consistent with the production decrease, and lower realized gold prices. Gold ounces sold in 2013 were 104,794 ounces compared to 142,491 ounces in the prior year. The average realized gold price for 2013 of $1,263 per ounce, including hedged gold ounce settlements at $801 per ounce up until May 15th, compared to an average realized gold price of $1,338 per ounce of gold sold in 2012.

Revenue for the fourth quarter of 2013 was $33.4 million compared to $38.3 million in the same prior year period as an increase in gold ounces sold was offset by a lower average realized gold price. Gold ounces sold in the fourth quarter of 2013 were 32,239 ounces relative to 29,708 ounces in the prior year period; however, the average realized gold price during the fourth quarter of 2013 was $1,251 per ounce, compared to $1,287 per ounce of gold sold in the same prior year period. The revenue from the prior year quarter reflects an average realized price considerably lower than the average London PM fix price as 16,500 ounces of production from the  quarter was required to settle at the hedge price of $801 per ounce. After closing the hedge position in May 2013, the Company had full exposure to the gold price on all ounces sold.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold for the year ended December were $907 per ounce compared to $690 per ounce in the prior year, again impacted by mining of lower grade ore and less gold ounces sold. All-in sustaining costs per ounce of gold sold were $1,108 per ounce for 2013 compared to $768 per ounce for the prior year. All-in sustaining costs were impacted by the higher cash costs and the purchase of two haul trucks in the second quarter of 2013.

Total cash costs per ounce of gold sold for the fourth quarter ended December 31, 2013 were $841 per ounce, compared to $787 per ounce in the same prior year period. All-in sustaining costs per ounce of gold sold were $988 per ounce for the fourth quarter of 2013 compared to $920 per ounce for the prior year period.

Earnings (loss) from mine operations
For the year ended December 31, 2013, Mesquite generated a $5.8 million loss from mine operations as a result of a lower average realized gold price and fewer ounces sold,  compared to $67.6 million in earnings in the prior year.

Mesquite generated a $2.0 million loss from mine operations for the fourth quarter of 2013, compared to $9.3 million in earnings in the same prior year period.

Capital expenditures
Capital expenditures totalled $17.4 million for the year ended December 31, 2013 compared to $10.9 million in the prior year with the increase being driven primarily by the purchase of two haul trucks in the second quarter of 2013.

Capital expenditures totalled $2.1 million and $4.1 million, for the fourth quarters of 2013 and 2012, respectively.

Exploration Project Review
During the fourth quarter of 2013, the Company conducted a delineation drilling program to upgrade inferred and indicated Mineral Resources to measured classification status. The program involved the completion of 20,519 metres of reverse circulation drilling areas scheduled for mining during 2014. The results of this work have been incorporated into the mine plan and scheduled for 2014.

Outlook
Mesquite is forecast to produce 113,000 to 123,000 ounces of gold in 2013 at total cash costs of $930 to $950 and all-in sustaining costs of $1,310 to $1,330 per ounce.

Mesquite’s 2014 guidance has taken into account the grade-related challenges encountered in 2013 as well as additional data from a late-2013 infill drilling program that was conducted in the areas that are scheduled for mining through 2014. Average gold grades in 2014 are scheduled to increase, with this benefit being partially offset by lower ore tonnes placed as the mine plan leads to the opening of a new area of the pit which results in a higher stripping ratio for this year. Mesquite’s 2014 total cash costs are slightly higher than those achieved in 2013 due to an increase in total tonnes moved and an increase in the stripping ratio.

Sustaining capital expenditures in 2014 are estimated to be $40.0 million, which includes $15.0 million for four new haul trucks, $13.0 million related to the first part of the leach pad expansion, required as a result of the increase in Mesquite’s mineral Reserve base since the mine began production, and $10.0 million for replacement of major equipment components. All-in sustaining costs are expected to peak in 2014.

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 98 million pounds of Proven and Probable copper Reserves, with 0.8 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 158 million pounds of Measured and Indicated copper Resources, inclusive of Reserves.
AT-A-GLANCE
2013 Production: GOLD: 100,700 OUNCES COPPER: 13.4 MILLION POUNDS TOTAL CASH COSTS/oz: $850 ALL-IN SUSTAINING COSTS/oz: $1,331
2014 Production Targets: GOLD: 95,000 TO 105,000 OUNCES COPPER: 14 TO 16 MILLION POUNDS TOTAL CASH COSTS/oz: $630 to $650 ALL-IN SUSTAINING COSTS/oz: $1,065 to $1,085

A summary of Peak Mines’ operating results is provided below:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012	2011
Operating information:
Ore mined (thousands of tonnes)	190	205	768	786	755
Ore processed (thousands of tonnes)	201	209	814	778	783
Average grade:
Gold (grams/tonne)	4.00	4.59	4.14	4.18	3.94
Copper (%)	0.88	0.85	0.85	0.97	0.93
Recovery rate (%):
Gold	93.6	93.3	92.9	91.3	88.8
Copper	89.6	91.5	88.0	86.0	82.0
Gold (ounces)
Produced (1)	24,237	28,785	100,700	95,522	85,404
Sold (1)	25,323	25,739	102,811	89,269	87,691
Copper (thousands of pounds)
Produced (1)	3,496	3,585	13,426	14,361	12,715
Sold (1)	3,588	2,977	13,352	12,990	15,316
Silver (ounces)
Produced (1)	31,157	31,921	112,215	136,806	109,814
Sold (1)	32,386	26,390	102,345	98,623	120,680
Average realized price (2):
Gold ($/ounce)	1,251	1,687	1,370	1,677	1,591
Copper ($/pound)	3.28	3.47	3.29	3.51	3.78
Silver ($/ounce)	19.65	29.62	21.36	31.30	34.17
Total cash costs per gold ounce sold (2)(3)	778	743	850	764	618
All-in sustaining costs per gold ounce sold (2)	1,106	1,309	1,331	1,360	1,249

Financial Information:
Revenues	42.1	50.4	177.7	191.1	192.6
Earnings from mine operations	(0.5)	16.6	18.9	58.8	62.8
Capital expenditures	7.8	13.1	43.0	46.8	50.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the fourth quarter of 2013 would be $886 per ounce of gold (2012 - $906) and $2.56 per pound of copper (2012 - $2.16). For the year ended December 31, 2013, the total cash costs on a co-product basis would be $958 per ounce of gold (2012 - $967) and $2.50 per pound of copper (2012 - $2.21). All-in sustaining costs on a co-product basis for the fourth quarter of 2013 would be $1,122 per ounce of gold (2012 - $1,357) and $3.18 per pound of copper (2012 - $3.09). For the year ended December 31, 2013 the all-in sustaining costs on a co-product basis would be $1,321 per ounce of gold (2012 - $1,416) and $3.37 per pound of copper (2012 - $3.15).

Annual and Quarterly Operating Results

Production
For the year ended December 31, 2013, Peak Mines had a successful year producing 100,700 ounces of gold and 13.4 million pounds of copper compared to 95,522 ounces of gold and 14.4 million pounds of copper for the prior year. Gold production increased in 2013 through a combination of increased ore tonnes processed and increases in mill recoveries.

Peak Mines produced 24,237 ounces of gold and 3.5 million pounds of copper during the fourth quarter of 2013 compared to 28,785 ounces of gold and 3.6 million pounds of copper for the same prior year period.

Revenue
Revenue for the year ended December 31, 2013 was $177.7 million compared to $191.1 million in the prior year. Although Peak Mines sold more gold ounces, this benefit was offset by a decrease in average realized prices for both gold and copper relative to 2012. Gold ounces sold increased from 89,269 in 2012 to 102,811 in the current year, however, the average realized gold price was $1,370 per ounce in 2013 compared to $1,677 per ounce in the prior year. Copper sales were 13.4 million pounds compared to 13.0 million pounds in the prior year. Additionally, average realized copper price was $3.29 per pound compared to $3.51 per pound in the prior year.

Revenue for the fourth quarter of 2013 was $42.1 million, compared to $50.4 million in the same prior year period as higher sales volumes for copper were offset by a decrease in gold sales and average realized prices. Copper sales increased to 3.6 million pounds in the fourth quarter of 2013 compared to 3.0 million pounds in 2012. The average realized gold price was $1,251 per ounce compared to $1,687 per ounce in the same prior year period.  The average realized copper price was $3.28 per pound in the fourth quarter of 2013 compared to $3.47 per pound in the same prior year period.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold, net of by-product sales, for the year ended December 31, 2013 were $850 per ounce compared to $764 per ounce in 2012. All-in sustaining costs per ounce of gold sold were $1,331 per ounce for the year ended December 31, 2013 compared to $1,360  for the prior year. Total cash costs were negatively impacted by a combination of the lower realized copper price and an increase in mining costs related to operating areas of the mine. This was partially offset by the depreciation of the Australian dollar. The increase in total cash costs was more than offset by a reduction in sustaining capital expenditure, causing all in sustaining costs per gold ounce to be lower in 2013 compared to the prior year period.

Total cash costs per ounce of gold sold for the fourth quarter of 2013 were $778 per ounce compared to $743 per ounce in the same prior year period. All-in sustaining costs per ounce of gold sold were $1,106 per ounce for the fourth quarter of 2013 compared to $1,309 for the prior year period.

Earnings from mine operations
Peak Mines generated $18.9 million in earnings from operations which includes redundancy charges of $2.0 million for the year ended December 31, 2013. This compares to $58.8 million in the prior year.

For the fourth quarter of 2013, Peak Mines generated a $0.5 million loss from operations compared to $16.6 million in the same prior year period.

Capital expenditures
For the years ended December 31, 2013 and 2012, capital expenditures totalled $43.0 million and $46.8 million, respectively. Capital expenditures in 2013 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Capital expenditures totalled $7.8 million and $13.1 million for the quarters ended December 31, 2013 and 2012, respectively.

Impact of Foreign Exchange on Operations
Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The  exchange rate for the Australian dollar for the year ended December 31, 2013 averaged 1.03 to the U.S. dollar compared to 0.97 in the prior year resulting in a positive impact on cash costs of $87 per gold ounce sold.

The value of the Australian dollar in the fourth quarter of 2013 averaged 1.08 against the U.S. dollar compared to 0.96 in the fourth quarter of 2012 resulting in a positive impact on cash costs of approximately $146 per gold ounce sold.

Exploration Project Review
During the fourth quarter of 2013, the Company conducted 8,367 metres of exploration drilling on the Perseverance and Peak deposits to delineate additional Mineral Resources and Reserves at its Peak Mines operations. During the full year 2013 a total of 52,740 metres of exploration and Resource delineation drilling were completed at Peak Mines. The results of this drilling have been incorporated into the Company’s consolidated 2013 year end mineral Resource and Reserves statement.

Outlook
Peak Mines is forecast to produce 95,000 to 105,000 ounces of gold and 14 to 16 million pounds of copper in 2014 at total cash costs of $630 to $650 per gold ounce and all-in sustaining costs of $1,065 to $1,085 per gold ounce.

Total cash costs are expected to decrease in 2014 due to the combination of a weaker Australian dollar and the by-product benefit of the increased copper production. In addition to the lower total cash costs, 2014 sustaining capital expenditures at the Peak Mines are also estimated to decrease by 8% to $40 million. As a result, all-in sustaining costs are anticipated to decrease by $260 per ounce to approximately $1,075 per ounce in 2014.

After achieving a five percent gold production growth from 2012 to 2013, the Peak Mines targeted 2014 production should remain at this higher level. At the same time, copper production is expected to increase by approximately one million pounds, or seven percent.

Assumptions used in 2014 guidance include gold and copper prices of $1,300 per ounce and $3.25 per pound, respectively and an Australian dollar exchange rate of $1.14 to the U.S. dollar.

CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

The Cerro San Pedro mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 15.6 million ounces of Proven and Probable silver Reserves, with 0.4 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 15.9 million ounces of Measured and Indicated silver Resources, inclusive of Reserves.
Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards.
AT-A-GLANCE
2013 Production: GOLD: 102,795 OUNCES SILVER: 1.3 MILLION OUNCES TOTAL CASH COSTS/oz: $676 ALL-IN SUSTAINING COSTS/oz: $766
2014 Production Targets: GOLD: 70,000 TO 80,000 OUNCES SILVER: 1.1 TO 1.3 MILLION OUNCES TOTAL CASH COSTS/oz: $1,030 to $1,050 ALL-IN SUSTAINING COSTS/oz: $1,125 to $1,145

A summary of Cerro San Pedro’s operating results is provided below:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012	2011
Operating information:
Ore mined (thousands of tonnes)	2,877	4,889	13,463	16,531	16,763
Waste mined (thousands of tonnes)	5,588	2,244	17,556	14,374	16,513
Ratio of waste to ore	1.94	0.46	1.30	0.87	0.99
Ore to leach pad (thousands of tonnes)	2,877	4,889	13,463	16,531	16,763
Average grade:
Gold (grams/tonne)	0.32	0.37	0.47	0.47	0.48
Silver (grams/tonne)	10.80	12.82	20.91	21.43	24.24
Gold (ounces)
Produced (1) (2)	22,179	32,143	102,795	137,555	143,747
Sold (1)	22,785	31,193	99,188	134,040	142,985
Silver (ounces)
Produced (1) (2)	297,490	401,276	1,300,559	1,938,506	1,989,333
Sold (1)	293,920	419,998	1,291,079	1,926,137	2,007,801
Average realized price (3):
Gold ($/ounce)	1,257	1,711	1,403	1,664	1,564
Silver ($/ounce)	20.28	32.46	23.61	30.78	35.15
Total cash costs per gold ounce sold (3)(4)	911	320	676	232	115
All-in sustaining costs per gold ounce sold (3)	1,076	458	766	358	195

Financial Information:
Revenues	34.6	66.9	169.6	282.2	294.2
Earnings from mine operations	(9.4)	35.7	34.4	158.2	172.7
Capital expenditures	10.8	3.6	24.5	11.4	7.4
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for fourth quarter of 2013, would be $971 per ounce of gold (2012 - $603) and $15.65 per ounce of silver (2012 - $11.44). For the year ended December 31, 2013, average total cash costs would be $807 per ounce of gold (2012 - $533) and $13.58 per ounce of silver (2012 - $9.86). All-in sustaining costs on a co-product basis for the fourth quarter of 2013 would be $1,108 per ounce of gold (2012 - $713) and $17.86 per ounce of silver (2012 - $13.54). For the year ended December 31, 2013 the all-in sustaining costs on a co-product basis would be $881 per ounce of gold (2012 - $632) and $14.83 per ounce of silver (2012 - $11.70).

Annual and Quarterly Operating Results

Production
Gold production for the year ended December 31, 2013  was 102,795 ounces compared to 137,555 ounces in the prior year.  In 2013, Cerro San Pedro faced operational challenges. Production at Cerro San Pedro was below that of the prior year due to a combination of lower ore tonnes placed on the leach pad and lower recoveries. The placement of lower ore tonnes was primarily driven by the impact of a pit wall movement which required an adjustment to the mine plan. Additionally, recoveries from the leach pad were below expectations. Over the course of the third and fourth quarters, the metallurgical team adjusted the leach solution by increasing cyanide and sodium hydroxide levels as well as adding more lime to the ore trucks. The goal of these adjustments was to optimize the leach solution in an effort to maximize the recoveries from the multiple ore types at Cerro San Pedro over time. As a result of the changes implemented, recoveries began to return to expected levels by year end.

Silver production was 1,300,559 ounces for the year ended December 31, 2013 compared to 1,938,506 ounces produced in the prior year. The decrease in silver production reflects lower tonnes mined relative to the same prior year period and the impact of the recovery issue noted above.

For the fourth quarter of 2013, gold production was 22,179 ounces compared to 32,143 ounces produced in the same prior year period. Silver production in the fourth quarter was 297,490 ounces compared to 401,276 ounces in the same prior year period.

Revenue
Revenue for the year ended December 31, 2013 was $169.6 million compared to $282.2 million in the prior year due to lower gold and silver sales volumes, as well as lower average realized prices for both metals. Gold sales decreased from 134,040 ounces in 2012 to 99,188 ounces in 2013 for the reasons noted above. Silver sales also decreased from 1,926,137 ounces in 2012 to 1,291,079 ounces in 2013. The average realized gold price during the full years of 2013 and 2012 was $1,403 and $1,664 per ounce, respectively. The average realized silver price during the full years of 2013 and 2012 was $23.61 and $30.78 per ounce, respectively.

Revenue for the fourth quarter of 2013 was $34.6 million compared to $66.9 million in the same prior year period, due to a combination of lower ounces of gold and silver sold and lower commodity prices. The average realized gold price during the fourth quarter of 2013 and 2012 was $1,257 and $1,711 per ounce, respectively. The average realized silver price per ounce during the fourth quarter of 2013 and 2012 was $20.28 and $32.46 per ounce, respectively.  Gold sales for the fourth quarter of 2013 were 22,785 ounces relative to 31,193 ounces in the same prior year period. Silver sales also decreased from 419,998 ounces in the fourth quarter of 2012 to 293,920 ounces in the same period in 2013.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold for the year ended December 31, 2013 were $676 per ounce compared to $232 per ounce in the prior year. Cerro San Pedro was impacted by a lower realized silver price and lower silver sales volume, negatively impacting by-product revenue, as well as the operation’s fixed costs being attributed to a lower gold production base.  All-in sustaining costs per ounce of gold sold were $766 per ounce for the year ended December 31, 2013 compared to $358 for the prior year.  All-in sustaining costs per ounce of gold sold were primarily impacted by the variance in total cash costs, offset by lower sustaining capital expenditure in 2013 relative to 2012.

Total cash costs per ounce of gold sold for the fourth quarter of 2013 were $911 per ounce compared to $320 per ounce in the same prior year period.  The factors that led to this increase are consistent with those noted above in the full year discussion. All-in sustaining costs per ounce of gold sold were $1,076 per ounce for the fourth quarter of 2013 compared to $458 per ounce for the prior year period, reflecting a consistent variance to the total cash costs.

Earnings from mine operations
For the year ended December 31, 2013, earnings from mine operations were $34.4 million compared to $158.2 million in the prior year. A write-down of $7.3 million was included in earnings from mine operations for 2013 to reduce the carrying amount of long-term silver inventory that is not expected to be recovered during the residual leaching period at Cerro San Pedro.

Cerro San Pedro generated a $9.4 million loss from mine operations in the fourth quarter of 2013 compared to earnings of $35.7 million in the same prior year period.

Capital expenditures
For the year ended December 31, 2013 and 2012, capital expenditures totalled $24.5 million and $11.4 million, respectively. Capital expenditures totalled $10.8 million and $3.6 million for the quarters ended December 31, 2013 and 2012, respectively. Capital expenditures in 2013 have primarily related to deferred stripping costs related to Phase 5 and a range of improvement projects relating to Processing activities.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the full year ended December 31, 2013, the value of the Mexican peso strengthened from an average of 13.16 to the U.S. dollar in 2012 compared to 12.76 to the U.S. dollar in 2013. This had a negative impact of approximately $17 per ounce of gold sold.

The value of the Mexican peso decreased from an average of 12.94 to the U.S. dollar in the fourth quarter of 2012 to 13.02 to the U.S. dollar in 2013. This had a positive impact of approximately $4 per ounce of gold sold, which further contributed to the impact of the other factors described above.

Outlook
Cerro San Pedro is forecast to produce 70,000 to 80,000 ounces of gold and 1,100,000 to 1,300,000 ounces of silver in 2013 at total cash costs of $1,030 to $1,050 per ounce and all-in sustaining costs of $1,125 to $1,145 per ounce.

In 2014, Cerro San Pedro is mining the final phase of the pit which will lead to increased waste stripping activity in the first half of the year, after which ore from the top of the open pit is scheduled to be mined and placed on the leach pad. Cerro San Pedro’s 2014 targeted gold production is impacted by a combination of the mining and processing of lower grade ore from the upper levels of the ore body as well as the continued effect on production from the residual leaching of the lower recovery porphyry ore that was placed on the pad in 2013. Silver production is anticipated to remain consistent in 2014.

Cerro San Pedro’s 2014 estimated total cash costs are higher than those realized in 2013 due to a combination of the lower gold production base, increased volumes of processing reagents, increased waste stripping costs and a lower silver by-product price assumption.

Sustaining capital costs in 2014 are estimated to be $8.0 million and relate to the final leach pad expansion at Cerro San Pedro to allow for the effective processing of ore from the final mining phase. Consistent with 2013, an additional $20.0 million of waste stripping costs are classified as non-sustaining capital as the final phase currently being mined was not included in Cerro San Pedro’s original mine plan and thus has extended the mine’s life.  The significant 2014 waste stripping campaign positions Cerro San Pedro to benefit from limited stripping requirements in 2015.

Assumptions used in 2014 guidance include gold and silver prices of $1,300 per ounce and $20.00 per ounce, respectively, and a Mexican peso exchange rate of $13.00 to the U.S. dollar.

DEVELOPMENT AND EXPLORATION REVIEW

RAINY RIVER PROJECT, ONTARIO, CANADA

Rainy River is a bulk-tonnage gold project located approximately 65 kilometres from Fort Frances, a city of approximately 8,000 people, located in Northwestern Ontario, Canada. The project property is located near infrastructure and comprises approximately 167 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests, which are 100% owned by Rainy River, a wholly owned subsidiary of the Company. At December 31, 2013, Rainy River had 3.8 million ounces of Proven and Probable gold Reserves and 9.4 million ounces of Proven and Probable silver Reserves, with 6.2 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 14.6 million ounces of Measured and Indicated silver Resources, inclusive of Reserves.

Project Review

Exploration
During the fourth quarter of 2013, exploration advancements at the Rainy River project included the continuation of condemnation drilling to test the mineral potential of proposed operations facilities and infrastructure sites (10 holes totalling 1,961 metres completed) and target generation work to identify new exploration targets within the greater Rainy River property holdings.  Analysis of exploration results from the fourth quarter is in progress and will be incorporated into the plans for exploration in 2014. Drilling for the full year 2013 totalled 71,645 metres in 207 holes and was completed prior to the New Gold acquisition.

Feasibility Study
Subsequent to the December 31, 2013 year end on January 16, 2014, New Gold announced the results of its Feasibility Study for the Rainy River project.

Highlights include:

●	First nine years - average annual gold production of 325,000 ounces at total cash costs of $613 per ounce and all-in sustaining costs of $736 per ounce.
●	First nine years - average mill head grade of 1.44 grams per tonne gold.
●	Life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces at total cash costs of $663 per ounce and all-in sustaining costs of $765 per ounce.
●	Base case economics - at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, the Rainy River project has a pre-tax 5% net present value ("NPV") of $438 million, an internal rate of return ("IRR") of 13.1% and a payback period of 5.4 years.
●	High alternative case economics - at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ exchange rate, the Rainy River project has a pre-tax 5% NPV of $1.0 billion, an IRR of 21.1% and a payback period of 3.6 years.
●	Low alternative case economics - at $1,150 per ounce gold, $20.00 per ounce silver and a 0.93 US$/C$ exchange rate, the Rainy River project has a pre-tax 5% NPV of $138 million, an IRR of 7.8% and a payback period of 6.8 years.
●	Development capital costs of $885 million inclusive of a $70 million contingency.
●	Targeted commissioning in late 2016 with first year of full production in 2017.
●	Fourteen year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day, for first nine years and processing of a combination of stockpile and underground ore thereafter.

Environment and Permitting Activities
The Rainy River project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) and Provincial Individual Environment Assessment process. During the second and third quarters of 2013, the draft EA report was reviewed by local First Nations and Métis groups, Federal and Provincial regulatory agencies and other stakeholders for comment purposes. All comments received were addressed and a final EA report was submitted on December 3, 2013 for Federal conformity review. On December 11, 2013, the Company was informed that the EA report had successfully passed the Federal conformity review step. This milestone enables the Company to now move forward with the next step in the review process as planned.

The objective of final reclamation for the Rainy River project is to return the site to a productive condition on completion of mining activities. A conceptual closure plan consistent with regulatory requirements was part of the draft EA report issued for review and is also included in the final EA report.  The formal Mine Closure Plan document, consistent with the Ontario Mining Act requirements, will be submitted later in the year concurrent with Minister’s decision on the Provincial Individual EA. Reclamation will be completed progressively during operations, consistent with industry best practices.

Project Costs
Capital expenditures totalled  $21.2 million since the date of acquisition of Rainy River and $13.7 million for the fourth quarter of 2013.

Outlook
The estimated capital expenditure for the Rainy River project in 2014 is $105.0 million which includes: $60.0 million for property, plant and equipment, including down payments on long lead time items, $35.0 million for detailed engineering, studies and environmental monitoring and permitting and $10.0 million for capitalized exploration. Assumptions used in 2014 guidance include a Canadian dollar exchange rate of $1.11.

Beyond 2014, New Gold looks forward to the following targeted key activities:

●	Q1 2015 – Receipt of construction-related approvals. Commence construction and substantially complete detailed engineering.
●	Q4 2016 – Final construction and ramp up of operations
●	Q1 2017 - Begin commercial production

BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure. At December 31, 2013, Blackwater had 8.2 million ounces of Proven and Probable gold Reserves and 60.8 million ounces of Proven and Probable silver Reserves, with 9.5 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 70.1 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. New Gold also owns a 100% interest in the Capoose mineral prospect, located approximately 25 kilometres west of the Blackwater deposit.

Project Review

Exploration
During the fourth quarter the Company concluded its 2013 exploration program at Blackwater. Advancements made during the year include the completion of drilling within and around the Blackwater deposit (19,300 metres) to support further project development, the completion of step-out exploration drilling at Capoose (4,236 metres) and reconnaissance drilling on earlier stage prospects (18,267 metres) identified within the greater 1,000 square kilometre project land position. To date, initial surface exploration work at Blackwater has been conducted over approximately 50% of the project land position. The results of this work has been the identification of 14 new prospective target areas with six of seven targets drill tested intercepting favourable geology meriting future follow-up. Additionally during the fourth quarter, the Company acquired the ‘Key’ claim block located a few kilometres southwest of the Blackwater deposit. The Key block covers the southern extension of the same geologic package that hosts the Blackwater deposit and adds another 88 square kilometres of prospective ground to the project property position.

Feasibility Study Status
The Feasibility Study for Blackwater was completed in December 2013. Highlights include:

●	First nine years - average annual gold production of 485,000 ounces at total cash costs of $555 per ounce and all-in sustaining costs of $685 per ounce.
●	Life-of-mine gold and silver production of 7 million ounces and 30 million ounces at total cash costs of $578 per ounce and all-in sustaining costs of $670 per ounce.
●	17-year mine life with direct processing for first 14 years and processing of stockpile thereafter.
●	Life-of-mine operational strip ratio of 1.88 to 1.00.
●	Base case economics - at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $991 million, an IRR of 11.3% and a payback period of 6.2 years.
●	High alternative case economics - at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $2,120 million, an IRR of 16.8% and a payback period of 4.5 years.
●	Low alternative case economics - at $1,150 per ounce gold, $20.00 per ounce silver and a 0.93 US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $402 million, an IRR of 7.8% and a payback period of 7.5 years.
●	Development capital costs of $1,865 million inclusive of a $190 million contingency.
●	Conventional truck and shovel open pit mine with 60,000 tonne per day whole ore leach processing plant.

Other Project Highlights
Other highlights for Blackwater in 2013 include:

●	Draft Application Information Requirements (Provincial Terms of Reference) completing public review in October and expected to be finalized by Q1 of 2014.
●	Environmental Impact Statement at 75% completion.

●	Project moved to Provincial Major Investment Office, the main list for project review enabling additional provincial resources.
●	Continued discussions on Participation Agreements for construction and operation of the mine with key First Nations.
●	Project received Provincial mandate for negotiation of Economic Community Development Agreements with First Nations.

Project Costs
Capital expenditures totalled $12.9 million and $55.2 million for the quarter and year ended December 31, 2013, respectively, compared to $41.6 million and $134.2 million in the prior year period. The prior year periods included costs related to the exploration and evaluation phase.

Outlook
During 2014, the Company’s capital expenditures at Blackwater are anticipated to be $15.0 million, including $10.0 million related to ongoing permitting activities and $5.0 million for engineering studies. Assumptions used in 2014 guidance include a Canadian dollar exchange rate of $1.11.

Beyond 2013, New Gold looks forward to the following targeted key activities:

●	First quarter 2014 - Commence detailed engineering of the tailings and water management facilities and power line, to support permitting activities
●	Second half of 2014 - Receipt of Provincial and Federal Environmental Assessment approvals
●	First half of 2015 - Receipt of construction-related approvals

EL MORRO PROJECT, ATACAMA REGION, CHILE

El Morro is an advanced stage gold-copper development project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. As at December 31, 2013, attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.7 million ounces and Proven and Probable copper Reserves of 2.0 billion pounds. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.  Pursuant to the above agreement, New Gold has drawn down $78.4 million of carried funding at December 31, 2013. New Gold had no cash outlay in 2013. New Gold’s 30% of project spending, excluding interest, was $1.5 million and $17.7 million for the fourth quarters of 2013 and 2012, respectively, and $9.9 million and $33.0 million for 2013 and 2012, respectively.

On April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of El Morro’s environmental permit.  Based on the Supreme Court’s decision, El Morro suspended all project field work being executed under the terms of the environmental permit.  Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continued.  During the period of temporary suspension, El Morro worked with the Chilean authorities and local communities to address any perceived deficiencies in respect of the environmental permit.  El Morro subsequently filed an addendum to its environmental permit, which proposed compensation arrangements to certain local communities.  El Morro’s environmental permit was reinstated on October 22, 2013.  However, on November 22, 2013, the Copiapo Court of Appeals Supreme Court of Chile granted an injunction suspending development of the El Morro project. The injunction was requested in certain constitutional actions filed by local communities regarding inadequate consultation. The injunction effectively suspends construction activities and development works until the court has completed its review. El Morro continues with community engagement, optimization of project economics, and evaluation of alternatives for a long-term power supply.

Activities during 2014 will continue to focus on gathering information to support permit applications for submission following the reinstatement of the environmental permit and optimization of the project economics including securing a long-term power supply.

See the "Contingencies" section of this MD&A for more details.

MINERAL RESERVES AND RESOURCES UPDATE
New Gold’s production profile is underpinned by the Company’s mineral Reserve and Resource base combined with its strong record of organic growth through focussed exploration and accretive growth through strategic acquisitions. The year 2013 proved to be a successful year in growing the Company’s Resource base. Measured and Indicated gold Resources, inclusive of Reserves, increased to 27.5 million ounces from 21.4 million ounces at December 31, 2012. Proven and Probable gold and silver Reserves increased by 10.7 and 58.8 million ounces, respectively, and copper Reserves remained significant at 3.0 million pounds.

New Afton's Measured and Indicated gold and copper Resources, inclusive of Reserves, increased due to a significant expansion of the C-zone Resource and despite 4.1 million tonnes of ore Reserves being mined during 2013. The C-zone is a continuation of the main New Afton deposit that is located down and along strike of the Reserve that is currently being mined. The 2013 year end C-zone Measured and Indicated Resources of 693,000 ounces of gold and 516 million pounds of copper each increased by over 10 times when compared to the end of 2012.

The change in Reserves and Resources at Cerro San Pedro and Mesquite is a result of a combination of mine depletion and revised mine design, estimated metallurgical recoveries and Resource estimation parameters. Additionally, in the case of Cerro San Pedro, the sulphide Resources below the open pit have been removed from the Resource estimate.

At the Peak Mines, the decrease in Measured and Indicated Resources from mine depletion was partially offset by the company's ongoing underground exploration initiatives that have a long history of demonstrating an ability to steadily convert Inferred Resources to Measured and Indicated Resources and, ultimately, into Reserves.

New Gold's successful acquisition of Rainy River in 2013 was significantly accretive to the Company's Mineral Reserve and Resource base. When compared to the year end 2012 gold Reserves, the acquisition increased New Gold's gold Reserves by 48.7% while only increasing the Company's outstanding shares by 5.5%.

Another important milestone for the Company in 2013 was the completion of the Blackwater Feasibility Study in December which led to 8.2 million ounces of Measured and Indicated Resources being converted to Reserves. Beyond this upgrade, the Company's 2013 exploration efforts at Blackwater also led to a 1.4 million ounce increase in the overall Measured and Indicated gold Resource base when compared to the end of 2012. At the Capoose property, the Measured and Indicated gold and silver Resource base also increased as 2013 drilling successfully converted a portion of the Inferred Resources.

Reserves and Resources at El Morro remained largely unchanged from the prior year.

Key Highlights of 2013
●	For the fifth consecutive year, the Company increased Measured and Indicated Resources.
●	Acquisition of Rainy River was a significant addition to the Company’s Mineral Reserve and Resource base.
●	Exploration efforts at Blackwater led to a 1.4 million ounce increase in the overall Measured and Indicated gold Resource base compared to 2012.
●	Additionally, completion of the Blackwater Feasibility Study resulted in 8.2 million ounces of Measured and Indicated Resources being converted to Reserves.
●	At Capoose, 2013 drilling led to increased Measured and Indicated gold and silver Resource base from Inferred Resources.
●	New Afton Measured and Indicated gold and copper Resources increased due to a significant expansion of the C-zone.

1.
Proven and Probable Reserves and Measured, Indicated and Inferred Resources are calculated as at December 31, 2013 and were in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold Finishes 2013 with Lowest Costs in its History, Increases Gold Reserves by 127 Percent per Share and Provides 2014 Guidance with Even Lower Costs”, dated February 6, 2014 and filed on www.sedar.com. The scientific and technical information in this MD&A has reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	December 31	December 31
(in millions of U.S. dollars, except where noted)	2013	2012
Cash and cash equivalents	414.4	687.8
Deferred tax assets	171.0	194.1
Other assets	3,613.6	3,401.8
Total assets	4,199.0	4,283.7

Derivative liabilities	-	110.5
Reclamation and closure cost obligations	61.4	68.5
Long-term debt	862.5	847.8
Deferred tax liabilities	381.0	322.9
Other liabilities	174.2	257.5
Total liabilities	1,479.1	1,607.2

Total equity	2,719.9	2,676.5

BALANCE SHEET REVIEW

Assets
At December 31, 2013, New Gold held cash and cash equivalents of $414.4 million compared to $687.8 million held at December 31, 2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), a wholly-owned subsidiary of New Gold, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. in mid-2009.

On May 15, 2013 the Company closed out the remaining gold hedges at a total cost of $65.7 million, at an average price per ounce of $1,397. Going forward the Company has no further gold hedges in place and plans to sell all future Mesquite production at spot prices.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at December 31, 2013 is $61.4 million compared to $68.5 million at December 31, 2012. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount referred to as accretion expense, and revisions to the discount rates and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2013, the Company had $862.5 million in long-term debt compared to $847.8 million at December 31, 2012. In the year ended December 31, 2013, the Company capitalized interest of $21.7 million to qualifying development projects, $17.0 million of which has been allocated to Blackwater and the remaining $4.7 million to Rainy River. This compares to $23.8 million of capitalized interest for the year ended December 31, 2012 of which $16.4 million and $7.4 mllion had been allocated to New Afton and Blackwater, respectively.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At December 31, 2013, the face value of these notes totalled $300 million and the carrying amount totalled $293.3 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At December 31, 2013, the face value of these notes totalled $500 million and the carrying amount totalled $490.8 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 each year.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“the Credit Facility”) with a syndicate of banks. The amount of the Credit Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Credit Facility is for general corporate purposes, including acquisitions. The Credit Facility, which is secured on the Company’s operating assets at Mesquite, Peak Mines and Cerro San Pedro and a pledge of certain subsidiaries’ shares, expires on December 14, 2014, with annual extensions permitted. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:
		December 31	December 31
	Financial covenant	2013	2012
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.51 billion	$3.10 billion	$3.05 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0 : 1	5.7 : 1	13.2 : 1
Maximum leverage ratio (net debt to EBITDA)1	< 3.0 : 1	1.3: 1	2.0: 1

1.The comparative covenant test presented at December 31, 2012 was not recalculated using net debt to EBITDA. It was calculated using total debt which was the covenant test at the time.

On February 28, 2013, New Gold agreed to an extension of the Credit Facility to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests. As a result of this amendment and extension, the interest margin on drawings under the Credit Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.56% and 0.88% depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.63% as December 31, 2013.

As at December 31, 2013, the Company has not drawn any funds under the Credit Facility; however the Credit Facility has been used to issue letters of credit of A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$2.4 million for Blackwater’s reclamation requirements, $0.9 relating to worker’s compensation security at Mesquite and $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro. The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $43.1 million as at December 31, 2013.

Current and Deferred Income Taxes
The net deferred income tax liability increased from $128.8 million on December 31, 2012 to $210.0 million on December 31, 2013. The primary reasons for the increase in the deferred tax liability is explained by recognition of a deferred tax liability of the acquisition of Rainy River of $35.9 million as well as increased profitability at the New Afton Mine in Canada which utilizes the deferred tax assets that were set off against the net deferred tax liability. Additionally the weakening of the Australia dollar and the Canadian dollar resulted in an increase in the deferred tax liabilities associated with the non-monetary asset by $33.0 million.

The current income tax receivable balance increased from $6.6 million at December 31, 2012 to $31.8 million at December 31, 2013. Approximately $22.2 million of the outstanding receivable relates to amended tax returns in Australia and a 2012 income tax refund due in Mexico as higher tax instalments were made in the first and second quarters of 2013, which were based on forecasts of taxable income that are now expected to be lower. This will be refunded when 2013 tax returns are finalized. The remaining variance relates to refunds due in the U.S. and Australia due to over instalments and amended returns, respectively.

LIQUIDITY AND CASH FLOW

As at December 31, 2013, the Company had cash and cash equivalents held by continuing operations of $414.4 million compared to $687.8 million at December 31, 2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The change in cash in the quarter ended December 31, 2013 was driven by continuing gold, copper and silver sales from New Afton, Mesquite, Peak Mines and Cerro San Pedro, offset by capital and operating expenditures and interest payments.

Liquidity and Capital Resources Outlook
For the year ended December 31, 2013, the Company had positive net cash generated of $171.9 million. This is net of $65.7 million in cash paid to settle outstanding gold hedge contracts in the second quarter of 2013 and deal costs related to the Rainy River acquisition totalling $17.9 million on both the New Gold and Rainy River sides.

In 2013, the Company invested a total of $283.6 million in mining interests, including $17.4 million at Mesquite, $24.5 million at Cerro San Pedro, $43.0 million at Peak Mines, $122.2 million at New Afton, $55.2 million at Blackwater and $21.2 million at Rainy River. As at December 31, 2013, the Company had working capital of $567.8 million, which includes $414.4 million in cash and cash equivalents.

In the opinion of management, the working capital at December 31, 2013, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing commodity prices, exchange rates and operations per mine plans.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while continuing production at its current operations. In addition, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments for capital items related to operations and development. At December 31, 2013, these commitments totalled $44.5 million, all of which are expected to fall due over the next 12 months. This compares to a balance of $87.4 million at December 31, 2012.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro Project
The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”) is the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, the environmental permit for El Morro was reinstated.  Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project.  The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, regarding inadequate consultation by SEA.  The injunction effectively suspends construction activities and development works until the court has completed its review.

Cerro San Pedro Mine
In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life.  While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosì were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal.  As of February 27, 2013, MSX remains in a dispute with the Municipality regarding certain conditions relating to the annual licenses. It is possible that the licenses will be revoked and not reissued, or reissued on unacceptable or unreasonable terms, or that MSX will not ultimately prevail in court proceedings regarding the terms and conditions of such licenses.  This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

				Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	878.4	878.4
Interest payable on long-term debt	52.3	104.5	104.5	156.5	417.8
Operating leases and other commitments	60.7	17.7	1.1	-	79.5
Reclamation and closure cost obligations	1.6	3.0	7.0	78.2	89.8
Total contractual obligations	114.6	125.2	112.6	1,113.1	1,465.5

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the year ended December 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

OUTSTANDING SHARES

As at February 27, 2014, there were 503,530,487 common shares of the Company outstanding. The Company had 10,254,852 stock options outstanding under its share option plan, exercisable for 10,254,852 common shares. In addition, the Company had 27,899,865 common share purchase warrants outstanding exercisable for 27,899,865 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focussed on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company.  To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the cost may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce
“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining.  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs.  Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Cost excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS PER OUNCE RECONCILIATION
The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.
	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating expenses from continuing operations	121.7	105.2	435.5	344.3
Treatment and refining charges on concentrate sales	8.0	7.7	29.4	12.9
Adjustments(1)	(12.3)	0.3	(13.3)	0.3
Total cash costs before by-product revenue	117.4	113.2	451.6	357.5
By-product copper and silver sales	(84.5)	(85.3)	(303.8)	(190.9)
Total cash costs net of by-product revenue	32.9	27.9	147.8	166.6
Ounces of gold sold	104,523	109,766	391,823	395,535
Total cash costs per ounce of gold sold ($/ounce)	316	254	377	421
Total cash costs per ounce of gold sold on a co-product basis(2) ($/ounce)	658	680	712	679
Sustaining Capital Expenditures(3)	48.4	44.9	157.0	105.0
Sustaining exploration - expensed & capitalized	3.0	6.2	11.6	18.7
Corporate G&A including share based compensation(4)	7.3	11.1	34.4	35.5
Reclamation expenses	0.5	0.3	1.5	1.4
Total all-in sustaining costs	59.2	62.5	204.6	160.6
All-in sustaining costs per ounce of gold sold ($/ounce)	883	823	899	827
All-in sustaining costs per ounce of gold sold on a co-product basis(2) ($/ounce)	1,000	1,061	1,042	988

1.
Adjustments include non-cash items related to royalties and asset retirement obligations as well as redundancy charges at Peak Mines and New Afton and the silver inventory write-down at Cerro San Pedro.

2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	This is the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Mining Interests per statement of cash flows(1)	82.5	111.0	283.6	507.5
Non-sustaining Blackwater capital expenditure	(12.9)	(41.6)	(48.3)	(134.2)
Non-sustaining New Afton capital expenditure (2)	(0.3)	(23.7)	(32.0)	(265.1)
Non-sustaining Cerro San Pedro capital expenditure (3)	(7.1)	-	(15.8)	-
Non-sustaining Rainy River capital expenditure	(13.7)	-	(21.2)	-
Capitalized exploration included in mining interests	(0.1)	(0.9)	(9.2)	(3.2)
Sustaining Capital Expenditures	48.4	44.9	157.0	105.0

1.
Current year Mining Interests per statement of cash flows are net of proceeds received from government assistance. Prior year Mining Interests include the purchase of additional Blackwater mining claims but are net of proceeds received from sale of pre-commercial production inventory.

2.
Current year non-sustaining capital expenditure at New Afton relates to acceleration of the east cave development ahead of mine plan as well as exploration costs related to advancing the C-zone. Prior year costs relate to costs when New Afton was in development prior to commercial production.

3.	Current year non-sustaining capital expenditure at Cerro San Pedro is the capitalized stripping costs related to the phase 5 pushback.

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

●	Impairment losses;
●	Fair value changes of embedded derivative in Senior Secured Notes;
●	Gains (losses) on Fair Value through Profit and Loss financial assets;
●	Ineffectiveness of hedging instruments;
●	Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;
●	Gains (losses) on foreign exchange; and
●	Other non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss and other non-recurring items, particularly the loss on redemption of the Senior Secured Notes and the impairment of the available-for-sale securities. Other adjustments also include the reclassification of OCI hedging losses to earnings quarterly which is included in revenue; transaction costs related to the Rainy River acquisition; one-time charges related to asset impairments; silver inventory write-down at Cerro San Pedro and redundancy charges at Peak Mines and New Afton. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes an adjustment for the impact of the increase in the Chilean Category 1 income tax rate which was enacted in the fourth quarter of 2012, as well as the impact of adjustments to uncertain tax positions. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION
	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net earnings (loss) before taxes	(281.8)	137.7	(191.6)	278.8
Loss on redemption of Senior Secured Notes	-	-	-	31.8
Loss on disposal of assets	0.9	2.0	2.6	3.3
Ineffectiveness on hedging instruments	-	1.3	(9.5)	2.9
Realized and unrealized gain on non-hedged derivatives	(4.5)	(70.2)	(49.3)	(61.1)
Loss (gain) on foreign exchange	13.9	(3.4)	25.7	1.3
Other	2.8	0.7	4.5	1.9
Add back to revenue for hedge OCI reclassification	7.0	-	18.7	-
Rainy River transaction expenses	0.1	-	5.0	-
Redundancy charges	2.4	-	2.4	-
Asset impairment	272.5	-	272.5	-
Silver inventory write-down	7.3	-	7.3	-
Adjusted net earnings before tax	20.6	68.1	88.3	258.9

Income tax expense	27.1	(13.8)	0.4	(79.8)
Income tax adjustments	(31.0)	(4.6)	(27.4)	4.4
Adjusted income tax expense	(3.9)	(18.4)	(27.0)	(75.4)

Adjusted net earnings	16.7	49.7	61.3	183.5
Adjusted earnings per share (basic)	0.04	0.11	0.13	0.40
Adjusted effective tax rate	19%	27%	31%	29%

ADJUSTED NET CASH GENERATION FROM OPERATIONS

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash (used) generated from operations	99.7	106.2	171.9	235.8
Add back: Settlement payment of gold hedge contracts	-	-	65.7	-
Add back: Rainy River acquisition costs	0.1	-	5.0	-
Add back: Payment of Rainy River acquisition expenses	-	-	12.9	-
Deduct: Amended tax returns for Peak Mines	(6.6)	-	(6.6)	-
Adjusted net cash generation from operations	93.2	106.2	248.9	235.8

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION
	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash generated from operations	99.7	106.2	171.9	235.8
Add back: Change in non-cash operating working capital	(21.4)	(3.1)	9.7	44.8
Add back: Income taxes paid	(5.9)	24.9	31.7	100.6
Cash generated from operations, excluding working capital changes and income taxes paid	72.4	128.0	213.3	381.2

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION
	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues	198.4	250.9	779.7	791.3
Less: Operating expenses	(121.7)	(105.2)	(435.5)	(344.3)
Operating margin	76.7	145.7	344.2	447.0

Average Realized Price
“Average realized price” per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the hedge OCI reclassification.

Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE RECONCILIATION
	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues from gold sales	128.9	173.2	524.0	613.3
Ounces of gold sold	104,523	109,766	391,823	395,535
Average realized price per ounce of gold sold	1,233	1,578	1,337	1,551

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2013 year end audited consolidated financial statements and our latest Annual Information Form, dated March 27, 2013 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico, where it operates, as well as in Canada and Chile with respect to its development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties. The Company cannot give any assurance that, notwithstanding its precautions, breaches or environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations.  Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Other Regulatory Risk
The Company is and will also be subject to other government regulations such as tax reforms. New Gold is continuing to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

The 2014 Mexican Tax Reform Bill was published by the Official Gazette on December 11, 2013. This enacted legislation which included the imposition of a tax deductible 7.5% mining tax royalty based on earnings before the deduction of interest, taxes, depreciation and amortization. The legislation also included an additional 0.5% on precious metals revenue as well as maintaining the corporate tax rate at 30% as opposed to reducing it to 28% as originally planned. These changes are in effect from January 1, 2014 and as a result New Gold’s deferred tax liability as at December 31, 2013 increased by $2.1 million.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2013.

As at December 31, 2013
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally prices contracts		1.3	-	-	1.3
Copper swap contracts		(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	90.2	90.2
Long-term debt	-	-	-	862.5	862.5
Performance share units	-	0.8	-	-	0.8
Warrants	-	27.8	-	-	27.8
Share award units	-	0.9	-	-	0.9

As at December 31, 2012
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	49.3	-	-	-	49.3
Provisionally priced contracts	-	(1.5)	-	-	(1.5)
Copper swap contracts	-	(0.9)	-	-	(0.9)
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	117.4	117.4
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss arising if a party to the Company’ financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2013 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2013 and 2012 is as follows:
	December 31	December 31
(in millions of U.S. dollars)	2013	2012
Cash and cash equivalents	414.4	687.8
Trade receivables	19.3	46.9
Total financial instruments subject to credit risk	433.7	734.7

The aging of accounts receivable at December 31, 2013 and 2012 is as follows:
						December 31	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2013 Total	2012 Total
New Afton	1.7	4.2	-	-	-	5.9	21.5
Cerro San Pedro	3.7	1.9	0.3	-	2.6	8.5	4.7
Mesquite	0.4	-	-	-	-	0.4	0.9
Peak Mines	3.0	-	-	-	-	3.0	5.5
Rainy River project	0.8	-	-	-	-	0.8	-
Blackwater project	0.5	-	-	-	-	0.5	13.1
Corporate	0.2	-	-	-	-	0.2	1.2
Total trade receivables	10.3	6.1	0.3	-	2.6	19.3	46.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The Company sells its gold and copper concentrate production from New Afton to six different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.
					December 31	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3	4-5 years	After 5 years	2013 Total	2012 Total
		years
Trade and other payables	89.4	0.8	-	-	90.2	120.7
Long-term debt	-	-	-	878.4	878.4	800.0
Interest payable on long-term debt	52.3	104.5	104.5	156.5	417.8	470.1
Gold contracts	-	-	-	-	-	116.7
Copper swap contracts	(2.5)	-	-	-	(2.5)	0.9
	140.5	105.3	104.5	1,034.9	1,383.9	1,508.4

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2013
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	61.5	2.0	0.8
Trade and other receivables	7.3	3.0	8.6	-
Trade and other payables	(41.3)	(22.2)	(22.6)	-
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)	-
Warrants	(1.6)	-	-	-
Share award units	(27.8)	-	-	-
Gross balance exposure	(19.2)	(32.8)	(31.8)	-

As at December 31, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	19.6	10.2	0.3	-
Trade and other receivables	35.9	2.1	4.7	-
Trade and other payables	(70.8)	(18.4)	(16.3)	-
Reclamation and closure cost obligations	(17.9)	(21.4)	(18.4)	-
Warrants	(80.3)	-	-	-
Share award units	(4.0)	-	-	-
Gross balance exposure	(117.5)	(27.5)	(29.7)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	December 31	December 31
(in millions of U.S. dollars)	2013	2012
Canadian dollar	(1.9)	(11.8)
Australian dollar	(3.3)	(2.7)
Mexican peso	(3.2)	(2.9)
Chilean peso	-	-
Total translation risk exposure	(8.4)	(17.4)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable; however, the Credit Facility is undrawn as at December 31, 2013.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

●	the strength of the U.S. economy and the economies of other industrialized and developing nations;
●	global or regional political or economic conditions;
●	the relative strength of the U.S. dollar and other currencies;
●	expectations with respect to the rate of inflation;
●	interest rates;

●	purchases and sales of gold by central banks and other large holders, including speculators;
●	demand for jewellry containing gold; and
●	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2013, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,192 to $1,694 per ounce, and by copper prices in the range of $3.01 to $3.75 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2013, working capital includes unpriced gold and copper concentrate receivables totalling 22,665 ounces of gold and 25.8 million pounds of copper. A $100 change in gold price per ounce would have an impact of $2.3 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $2.6 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:
Year ended December 31
	2013	2013	2012	2012
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	52.4	-	61.3	21.1
Silver price	3.0	-	12.7	-
Copper price	26.6	-	5.9	-
Fuel price	7.2	-	6.1	-
Warrants	2.8	-	8.0	-
Share aware units	0.2	-	0.4	-
Total price risk exposure	92.2	-	94.4	21.1

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

●	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
●	The completion of a reasonable period of testing of the mine plant and equipment;
●	The mine or mill has reached a pre-determined percentage of design capacity; and
●	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater and Rainy River development projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine plans.

(iv) Carrying value of long lived assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operate and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Indicators of impairment existed at the Cerro San Pedro CGU. At Cerro San Pedro the Company updated its Reserves and Resources statement, which has reduced the Resource estimate at the CGU, and updated the LOM plan, which revised the expected production profile going forward. Additionally a 7.5% tax-deductible mining duty was enacted in Mexico during the fourth quarter of 2013, which will affect the cash flows at the mine site. The Rainy River and Blackwater projects have also recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment. The results of the assessment, including the significant estimates and assumptions used, are set out in Note 11 of the audited consolidated financial statements.

(v) Impairment of AFS securities
In assessing whether there is any objective evidence that suggests that equity securities are impaired, management considers factors which include the length of time and extent the fair value has been below cost, along with management’s assessment of the financial condition, business and other risks of the issuer. Management weighs all these factors to determine the impairment, but to the extent that management judgment may differ from the actual experience of the timing and amount of the recovery of the fair value, the estimate for impairment could change from period to period based upon future events that may or may not occur, and the conclusion for the impairment of the equity securities may differ.

(vi) Determination of CGU
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent on cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(vii) Determination of purchase price allocation
Business combinations require the Company to determine the identifiable asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves
The figures for Mineral Reserves and Mineral Resources are determined in accordance with CIM standards as required under National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life-of-mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), however, no mandatory effective date has currently been defined. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments
In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are Resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) has released an updated version of its Internal Control – Integrated Framework in May 2013 which sets the criteria on which management bases its assessment of the Company’s Internal Control for Financial Reporting. The updated Framework is intended to strengthen the existing Control Framework by taking into account changes in the business environment and operations by developing a more formal structure for the design and evaluation of the effectiveness of internal controls

The updated Framework is effective on December 15, 2014; however, early adoption is permissible. In assessing 2013, management has not adopted the updated Framework and is expected to adopt it in 2014.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013.

In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by COSO. Based on our assessment, management has concluded that, as at December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this MD&A concerning descriptions of mineralization and Resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance is “forward looking” in nature. All statements in this MD&A, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “2014 Outlook”, “Economic Outlook”, “Liquidity and Capital Resources Outlook” and “Contractual Obligations”, and include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs (and its components) and for growth capital expenditures, including the expected drivers of those figures; the expected throughput rate at New Afton; planned modifications to the New Afton mine and mill; planned modifications to other operations; expected future mining activities; assessments of expected future commodity prices, exchange rates and economic environment; planned exploration expenditures (and their accounting treatment) and drilling activities and costs; exploration potential and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River and Blackwater feasibility studies, including expected production, costs, mine life, mining and processing methods and rates, grades, stripping ratio, stockpiling plan, infrastructure,

NPV, IRR, and payback period (and related sensitivities); the timing of permitting activities and environmental assessment processes; expected timing of project development activities, including targeting timing for commissioning and full production at Rainy River; expected reclamation and closure costs; and goals for corporate development activities and corporate social responsibility.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, the Annual Information Form and the Technical Reports filed by New Gold. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment processes for the Rainy River and Blackwater projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended certain activities by El Morro pending litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for the Rainy River project; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Rainy River and Blackwater projects. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s December 12, 2013 news release entitled “New Gold Announces Blackwater Feasibility Study Results” and the related Technical Report filed on January 22, 2014, New Gold’s January 16, 2014 news release entitled “New Gold Announces its Rainy River Feasibility Study Results” and related Technical Report filed on February 14, 2014 and the NI 43-101 Technical Reports for its other material properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold's mineral properties.